Filed Pursuant to Rule 424(b)(3)
Registration No. 333-266228
PROSPECTUS
Pagaya Technologies Ltd.
Up to 46,100,020 Class A Ordinary Shares
Up to 676,627,977 Class A Ordinary Shares Offered by the Selling Securityholders
This prospectus relates to: (1) the issuance by us of up to 46,100,020 Class A Ordinary Shares, no par value (the “Class A Ordinary Shares”), including the Class A Ordinary Shares that may be issued upon exercise of the public warrants and the private placement warrants (each as defined below) to purchase Class A Ordinary Shares at an exercise price of $11.50 per Class A Ordinary Share for the public warrants, $11.50 per Class A Ordinary Share for 5,166,667 private placement warrants, $0.000054 per Class A Ordinary Share for 4,316,570 private placement warrants, $0.000005 per Class A Ordinary Share for 26,941,517 private placement warrants and $1.60551 per Class A Ordinary Share for 91,933 private placement warrants and (2) the offer and sale, from time to time, by the selling securityholders identified in this prospectus (each a “Selling Securityholder” and, collectively, the “Selling Securityholders”), or their permitted transferees, of up to 676,627,977 Class A Ordinary Shares (including Class A Ordinary Shares underlying the Warrants and Class B Ordinary Shares (each as defined below)).
We will not receive any proceeds from the sale of the Class A Ordinary Shares by the Selling Securityholders pursuant to this prospectus. We also will not receive any proceeds from the sale of the Class A Ordinary Shares by us pursuant to this prospectus, except with respect to amounts received by us upon exercise of the Warrants to the extent such Warrants are exercised for cash. However, we will pay the expenses, other than underwriting discounts and commissions, associated with the sale of securities pursuant to this prospectus. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe holders of our public warrants and private placement warrants will be unlikely to exercise their warrants on a cash basis.
Our registration of the securities covered by this prospectus does not mean that either we or the Selling Securityholders will issue, offer or sell, as applicable, any of the securities. The Selling Securityholders may offer and sell the securities covered by this prospectus in a number of different ways and at varying prices. We provide more information in the section entitled “Plan of Distribution.”
We may amend or supplement this prospectus from time to time by filing amendments or supplements as required. You should read this prospectus and any prospectus supplement or amendment carefully before you invest in our securities.
Our Class A Ordinary Shares and public warrants are traded on The Nasdaq Capital Market (“Nasdaq”) under the symbols “PGY” and “PGYWW,” respectively. On August 2, 2023, the closing price of our Class A Ordinary Shares was $2.46 per share, and the closing price of our public warrants was $0.4450 per warrant.
We are an “emerging growth company” and a “foreign private issuer” as defined under the U.S. federal securities laws, and, as such, we have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See the sections titled “Summary of the Prospectus—Emerging Growth Company Status” and “Summary of the Prospectus—Foreign Private Issuer Exemptions” for additional information.
In connection with the extraordinary general meeting of shareholders (“Extraordinary General Meeting”) held by EJFA (as defined below) on June 17, 2022 to approve the Transactions (as defined below), holders of 27,805,123 of EJFA’s Class A Ordinary Shares, or approximately 96.7% of the shares with redemption rights, exercised their right to redeem their shares for cash at a redemption price of approximately $10.00 per share, for an aggregate redemption amount of $278.1 million. As of June 30, 2023, there were 708,909,068 Pagaya Ordinary Shares (as defined below) outstanding, including 533,974,676 Class A Ordinary Shares outstanding, of which 349,740,364 Class A Ordinary Shares were held by non-affiliates of the Company (our “public float”). The number of Class A Ordinary Shares being offered for resale in this prospectus (the “Resale Securities”) exceeds the number of Class A Ordinary Shares constituting our public float. The Resale Securities represent approximately 193% of our public float and approximately 67% of outstanding Class A Ordinary Shares as of June 30, 2023 (after giving effect to the issuance of Class A Ordinary Shares upon exercise of the public warrants and private placement warrants and the conversion of Class B Ordinary Shares into Class A Ordinary Shares) and may be sold in the public market at any time, so long as the registration statement of which this prospectus forms a part remains effective and this prospectus remains usable. The sale of the Resale Securities, or the perception that these sales could occur, could depress the market price of our securities. For example, as illustrated in the table below, despite such a decline in price, our Sponsor and the Pagaya securityholders may still experience a positive rate of return on the shares purchased by them due to the lower price per share at which its shares were purchased. While these selling securityholders may, on average, experience a positive rate of return based on the current market price, public securityholders may not experience a similar rate of return on the securities they purchased if there is such a decline in price and due to differences in the purchase prices and the current market price.

Selling Securityholder	Number of Offered Shares	Effective Purchase Price per Offered Share ($)	Net Proceeds per Offered Share ($)(1)
Sponsor and its Affiliates
Sponsor shares	7,187,500	0.004	2.46
Shares underlying EJFA Private Placement Warrants	5,166,667	11.50	—
PIPE Investors
PIPE shares	35,000,000	10.00	—
Other Company Shareholders
Pre-Business Combination securityholders of Pagaya	402,989,394	0.75	1.71
Class B Ordinary Shares	194,934,396	0.00002	2.46
Shares underlying other Private Placement Warrants	31,350,020	0.0047	2.46
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(1)Based on the closing price of our shares on August 2, 2023 of $2.46 per share.
Investing in our securities involves risks. See “Risk Factors” in our most recent annual report on Form 20-F, and any updates to those risk factors in our reports of foreign private issuer on Form 6-K incorporated by reference in this prospectus, together with all of the other information appearing or incorporated by reference in this prospectus, and under similar headings in any amendment or supplements to this prospectus.
None of the U.S. Securities and Exchange Commission (the “SEC”), the Israel Securities Authority or any state securities commission has approved or disapproved of the securities or determined if this prospectus is accurate or adequate. Any representation to the contrary is a criminal offense.
The date of this prospectus is August 3, 2023.

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ABOUT THIS PROSPECTUS
This prospectus is part of a registration statement on Form F-3 that we filed with the SEC using a “shelf” registration process. Under this shelf registration process, we and the Selling Securityholders may, from time to time, issue, offer and sell, as applicable, any combination of the securities described in this prospectus in one or more offerings. We may use the shelf registration statement to issue up to an aggregate of 46,100,020 Class A Ordinary Shares. The Selling Securityholders may use the shelf registration statement to sell up to an aggregate of 676,627,977 Class A Ordinary Shares (including Class A Ordinary Shares underlying the Warrants and Class B Ordinary Shares) from time to time through any means described in the section entitled “Plan of Distribution.” More specific terms of any securities that the Selling Securityholders offer and sell may be provided in a prospectus supplement that describes, among other things, the specific amounts and prices of the Class A Ordinary Shares being offered and the terms of the offering.
A prospectus supplement may also add, update or change information included in or incorporated by reference into this prospectus. Any statement contained in or incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in such prospectus supplement modifies or supersedes such statement. Any statement so modified will be deemed to constitute a part of this prospectus only as so modified, and any statement so superseded will be deemed not to constitute a part of this prospectus. You should rely only on the information contained in this prospectus, including information incorporated herein or in any applicable prospectus supplement or any related free writing prospectus. See “Where You Can Find More Information” and “Information Incorporated by Reference.”
Neither we nor the Selling Securityholders have authorized anyone to provide any information or to make any representations other than those contained in or incorporated by reference into this prospectus, any accompanying prospectus supplement or any free writing prospectus we have prepared. We and the Selling Securityholders take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. This prospectus is an offer to sell only the securities offered hereby and only under circumstances and in jurisdictions where it is lawful to do so. No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in or incorporated by reference into this prospectus, any applicable prospectus supplement or any related free writing prospectus. This prospectus is not an offer to sell securities, and it is not soliciting an offer to buy securities, in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in or incorporated by reference into this prospectus or any prospectus supplement is accurate only as of the date on the front of that document incorporated by reference, regardless of the time of delivery of this prospectus or any applicable prospectus supplement, or any sale of a security. Our business, financial condition, results of operations and prospects may have changed since those dates.
This prospectus contains summaries of certain provisions contained in some of the documents described herein, but reference is made to the actual documents for complete information. All of the summaries are qualified in their entirety by the actual documents. Copies of some of the documents referred to herein have been filed, will be filed or will be incorporated by reference as exhibits to the registration statement of which this prospectus is a part, and you may obtain copies of those documents as described below under “Where You Can Find More Information.”
We have proprietary rights to trademarks used in this prospectus that are important to our business, many of which are registered (or pending registration) under applicable intellectual property laws. This prospectus contains references to trademarks, trade names and service marks belonging to other entities. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ® or TM symbols, but such references are not intended to indicate, in any way, that the applicable licensor will not assert, to the fullest extent under applicable law, its rights to these trademarks, trade names and service marks. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, any other companies.
On June 22, 2022 (the “EJFA Closing Date”), Pagaya consummated its previously announced business combination pursuant to that certain Agreement and Plan of Merger, dated as of September 15, 2021 (the “EJFA Merger Agreement”), by and among EJF Acquisition Corp., a Cayman Islands exempted company (“EJFA”), Pagaya and Rigel Merger Sub , a Cayman Islands exempted company and wholly-owned subsidiary of Pagaya. As contemplated by the EJFA Merger Agreement, Rigel Merger Sub merged with and into EJFA (the “EJFA Merger”), with EJFA surviving the EJFA Merger as a wholly-owned subsidiary of Pagaya (the “Surviving Company”). As a result of the EJFA Merger, and upon consummation of the EJFA Merger and the other transactions contemplated by the EJFA Merger Agreement (the “Transactions”), the shareholders of EJFA became shareholders of Pagaya. On the EJFA Closing Date, immediately following the EJFA Merger, the Surviving Company merged (the “Second Merger”) with and into Rigel Merger Sub II, Ltd., a Cayman Islands exempted company and wholly-owned subsidiary of Pagaya (“Merger Sub II”), with Merger Sub II continuing as the surviving company after the Second Merger.
Unless otherwise indicated or the context otherwise requires, all references in this prospectus to “Pagaya,” “the Company,” “we,” “us” and “our” refer to Pagaya Technologies Ltd., a company organized under the laws of the State of Israel, together with its subsidiaries following the EJFA Merger.

MARKET PRICE INFORMATION
Our Class A Ordinary Shares and public warrants are currently listed on Nasdaq under the symbols “PGY” and “PGYWW,” respectively.
On June 21, 2022, the trading date before the EJFA Closing Date, EJFA’s Class A Ordinary Shares and public warrants closed at $5.57 and $0.2915, respectively. As of August 2, 2023, the most recent practicable date prior to the date of this prospectus, the closing price for each Class A Ordinary Share and public warrant was $2.46 and $0.4450, respectively.
Holders of our securities should obtain current market quotations for their securities. The market price of our securities could vary at any time.

SELECTED DEFINITIONS
“Assignment, Assumption and Amendment Agreement” refers to the Assignment, Assumption and Amendment Agreement, dated as of June 22, 2022, by and among EJFA and Continental, pursuant to which EJFA assigned all of its rights, title and interest in the EJFA Warrant Agreement to Pagaya.
“Capital Restructuring” refers to, collectively, the Reclassification, the Preferred Share Conversion and the Stock Split as part of the EJFA Merger.
“Class A Ordinary Shares” refers to the Class A ordinary shares, no par value, of Pagaya, following the Capital Restructuring, which carry voting rights of one vote per share of Pagaya.
“Class B Ordinary Shares” refers to the Class B ordinary shares, no par value, of Pagaya, following the Capital Restructuring, which carry voting rights in the form of 10 votes per share of Pagaya.
“Code” refers to the U.S. Internal Revenue Code of 1986, as amended.
“Companies Law” refers to the Israeli Companies Law, 5759-1999, as amended, and the regulations promulgated thereunder.
“Continental” refers to Continental Stock Transfer & Trust Company, the transfer agent, warrant agent and trustee of Pagaya.
“EJF Investor” refers to EJF Debt Opportunities Master Fund, LP, a Delaware limited liability company, an affiliate of EJFA.
“EJFA” refers to EJF Acquisition Corp., a Cayman Islands exempted company.
“EJFA Closing Date” refers to June 22, 2022.
“EJFA Merger” refers to the merger of Rigel Merger Sub Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Pagaya with and into EJFA, as contemplated by the EJFA Merger Agreement.
“EJFA Merger Agreement” refers to that certain Agreement and Plan of Merger, dated as of September 15, 2021, by and among EJFA, Pagaya and Rigel Merger Sub Inc., a Cayman Islands exempted company and a wholly-owned subsidiary of Pagaya.
“EJFA Private Placement Warrants” refers to the 5,166,667 private placement warrants of EJFA entitling the holder to purchase one class A ordinary share, par value $0.0001 per share, of EJFA per warrant.
“EJFA Public Warrants” refers to the 9,583,333 public warrants of EJFA entitling the holder to purchase one EJFA class A ordinary share, par value $0.0001 per share, of EJFA per warrant.
“EJFA Warrant Agreement” refers to the Warrant Agreement, dated as of February 24, 2021, between EJFA and Continental.
“Exchange Act” refers to the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder.
“Financing Vehicles” refers to (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles.
“Founders” refers to the three founders of Pagaya (including any trusts the beneficiary of which is a founder of Pagaya and to the extent that a founder of Pagaya has the right to vote the shares held by such trust).
“Israeli Securities Law” refers to the Israeli Securities Law, 5728-1968, as amended, and the regulations promulgated thereunder.
“ITA” refers to the Israel Tax Authority.
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“ITO” refers to the Israeli Income Tax Ordinance [New Version], 5721-1961, and the regulations, rules and orders promulgated thereunder, as amended.
“Nasdaq” refers to The Nasdaq Capital Market.
“Pagaya” refers to Pagaya Technologies Ltd., together with its consolidated subsidiaries as a consolidated entity, a company organized under the laws of the State of Israel.
“Pagaya A&R Articles” refers to the Amended and Restated Articles of Association of Pagaya, adopted on May 24, 2023.
“Pagaya Board” refers to the board of directors of Pagaya.
“Pagaya Equity Holders” refers to the shareholders of Pagaya as of immediately prior to the effective time of the EJFA Merger.
“Pagaya Ordinary Shares” refers to the ordinary shares, NIS 0.01 each, of Pagaya, prior to the Capital Restructuring, provided, however, that after the Preferred Share Conversion and Reclassification, every reference to Pagaya Ordinary Shares shall be to the Class A Ordinary Shares and Class B Ordinary Shares, collectively.
“Partners” refers to financial institutions including, among others, banks, peer-to-peer lending networks, online marketplaces, non-bank finance companies, fintechs, financing intermediaries, consumer product companies, brokers, agents and credit unions that have entered into arrangements to utilize Pagaya’s AI technology and network to assist them in creating and originating credit and other assets that may be acquired by a Financing Vehicle.
“PFIC” refers to a passive foreign investment company.
“Preferred Share Conversion” refers to the conversion of the outstanding Class A, Class A-1, Class B, Class C, Class D and Class E preferred shares of Pagaya into Pagaya Ordinary Shares in accordance with the EJFA Merger Agreement.
“private placement warrants” refers to the outstanding and unexercised warrants to purchase Class A Ordinary Shares issued by private placement, including those issued and exchanged for the EJFA Private Placement Warrants in connection with the EJFA Merger.
“public warrants” refers to the outstanding and unexercised warrants to purchase Class A Ordinary Shares issued to holders of EJFA Public Warrants in connection with the EJFA Merger.
“Reclassification” refers to the reclassification of each Pagaya Ordinary Share that was outstanding immediately following the Preferred Share Conversion (and for the avoidance of doubt, any warrant, right or other security convertible into or exchangeable or exercisable therefor, including each Pagaya Ordinary Share underlying any outstanding and unexercised option to purchase Pagaya Ordinary Shares issued pursuant to the equity incentive plans of Pagaya, whether or not then vested or fully exercisable), into one Class A Ordinary Share or one Class B Ordinary Share, as applicable, as set forth in the EJFA Merger Agreement.
“Registration Rights Agreement” refers to the Amended and Restated Registration Rights Agreement entered into at the consummation of the EJFA Merger, by and among Pagaya, EJFA, the Sponsor and certain equity holders of Pagaya named therein, replacing EJFA’s and Pagaya’s existing registration rights agreements.
“SEC” refers to the U.S. Securities and Exchange Commission.
“Securities Act” refers to the U.S. Securities Act of 1933, as amended.
“Selling Securityholders” refers to the selling securityholders identified in this prospectus.
"Series A Preferred Shares” refers to the series A preferred shares, no par value, of Pagaya.

“Stock Split” refers to the stock split of the Pagaya Ordinary Shares into a number of Pagaya Ordinary Shares calculated in accordance with the terms of the EJFA Merger Agreement such that each Pagaya Ordinary Share will have a value of $10.00 per share immediately following the Capital Restructuring on the basis of the Company Value (as defined in the EJFA Merger Agreement) set out in the EJFA Merger Agreement.
“Subscription Agreements” refers to that certain Subscription Agreement, dated as of September 15, 2021, by and between Pagaya and the EJF Investor, providing for the purchase by the EJF Investor at the consummation of the EJFA Merger of up to 20 million Class A Ordinary Shares at a price per share of $10.00, for an aggregate purchase price of up to $200 million, and the other subscription agreements entered into by the certain PIPE investors, the form of which is incorporated herein by reference to Exhibit 10.8 of Pagaya’s Registration Statement on Form F-4 filed with the SEC on April 7, 2022.
“Treasury Regulations” refers to the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code.
“United States” or “U.S.” refers to the United States of America, including the states, the District of Columbia and its territories and possessions.
“U.S. GAAP” refers to the U.S. generally accepted accounting principles.
“U.S. Holder” refers to any beneficial owner of Pagaya securities, that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or
•a trust if (i) a court within the United States is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
“Warrants” refers to the public warrants and the private placement warrants, collectively.
“Warrant Agreement” refers to the EJFA Warrant Agreement, as assigned, assumed and amended by the Assignment, Assumption and Amendment Agreement.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS; MARKET, RANKING AND OTHER INDUSTRY DATA
This prospectus contains forward-looking statements that involve substantial risks and uncertainties. The Private Securities Litigation Reform Act of 1995, or the PSLRA, provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, without limitation, our expectations concerning the outlook for our business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations.
Pagaya desires to take advantage of the safe harbor provisions of the PSLRA and is including this cautionary statement in connection with this safe harbor legislation. All statements other than statements of historical facts contained in this prospectus, including statements regarding our future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “expect,” “anticipate,” “believe,” “seek,” “strategy,” “future,” “opportunity,” “may,” “target,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or similar expressions that predict or indicate future events or trends or that are not statements of historical matters.
Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those implied in those statements. Important factors that could cause such differences include, but are not limited to:
•the ability to implement business plans and other expectations;
•the impact of the continuation of or changes in the short-term and long-term interest rate environment;
•difficult market or political conditions in which we compete;
•the availability and cost of capital for our network;
•our ability to develop and maintain a diverse and robust funding network;
•our uncertain future prospects and rate of growth due to our relatively limited operating history;
•the performance of our AI technology to meet return expectations of asset investors in Financing Vehicles;
•our ability to improve, operate and implement our AI technology, including as we expand into new asset classes;
•competition in attracting and onboarding new Partners and raising capital from asset investors through Financing Vehicles given the current limited number of Partners that account for a substantial portion of the total number of the financial products facilitated with the assistance of our AI technology;
•anticipated benefits and savings from our recently announced reduction in workforce;
•potential difficulties in retaining our current management team and other key employees and independent contractors, including highly-skilled technical experts;
•our estimates of our future financial performance;
•changes in the political, legal and regulatory framework for AI technology, machine learning; financial institutions and consumer protection;
•the impact of health epidemics, including the ongoing COVID-19 pandemic;
•our ability to realize the potential benefits of past or future acquisitions;

•conditions related to our operations in Israel;
•risks related to data, security and privacy;
•changes to accounting principles and guidelines;
•our ability to develop and maintain effective internal controls;
•potential litigation or conflicts relating to the Company’s merger with EJF Acquisition Corporation;
•the ability to maintain the listing of our securities on Nasdaq;
•the price of our securities has been and may continue to be volatile;
•unexpected costs or expenses;
•future issuances, sales or resales of our Class A Ordinary Shares;
•an active public trading market for our Class A Ordinary Shares may not be sustained; and
•the other matters described in the section titled “Risk Factors” in our most recent annual report on Form 20–F.
We caution you not to rely on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this prospectus. We undertake no obligation to revise forward-looking statements to reflect future events, changes in circumstances or changes in beliefs except to the extent required by law. In the event that any forward-looking statement is updated, no inference should be made that we will make additional updates with respect to that statement, related matters, or any other forward-looking statements except to the extent required by law. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear in our public filings with the SEC, which are or will be (as appropriate) accessible at www.sec.gov, and which you are advised to consult. For additional information, please see the section titled “Where You Can Find More Information.”
Market, ranking and industry data used throughout this prospectus, including statements regarding market size and technology adoption rates, is based on the good faith estimates of our management, which in turn are based upon our management’s review of internal surveys, independent industry surveys and publications and other third-party research and publicly available information. These data involve a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we are not aware of any misstatements regarding the industry data presented herein, its estimates involve risks and uncertainties and are subject to change based on various factors, including those discussed under the heading “Risk Factors” in our most recent annual report on Form 20-F, and any updates to those risk factors in our reports of foreign private issuer on Form 6-K incorporated by reference in this prospectus, together with all of the other information appearing or incorporated by reference in this prospectus, and under similar headings in any amendment or supplement to this prospectus.

SUMMARY OF THE PROSPECTUS
This summary highlights selected information from this prospectus and does not contain all of the information that is important to you. You should carefully read this entire prospectus and the other documents referred to in this prospectus, including the information presented under the section titled “Cautionary Statement Regarding Forward Looking Statements” in this prospectus and “Risk Factors” in our most recent annual report on Form 20-F before making an investment decision. The definition of some of the terms used in this prospectus are set forth under the section “Selected Definitions.” For additional information, see the section of this prospectus entitled “Where You Can Find More Information.” Each item in this summary refers to the page of this prospectus on which that subject is discussed in more detail.
Overview
Pagaya makes life-changing financial products and services available to more people.
We have built, and we are continuing to scale, a leading AI and data network for the benefit of financial services and other service providers, their customers, and investors. Services providers integrated in our network, which we refer to as our ‘‘Partners,’’ range from high-growth financial technology companies to incumbent banks and financial institutions. Partners benefit from our network to extend financial products to their customers, in turn helping those customers fulfill their financial needs. These assets originated by Partners with the assistance of Pagaya’s AI technology are eligible to be acquired by (i) funds managed or advised by Pagaya or one of its affiliates, (ii) securitization vehicles sponsored or administered by Pagaya or one of its affiliates and (iii) other similar vehicles (collectively, the “Financing Vehicles”).
In recent years, investments in digitization have improved the front-end delivery of financial products, upgrading customer experience and convenience. Notwithstanding these advances, we believe underlying approaches to the determination of creditworthiness for financial products are often outdated and overly manual. In our experience, providers of financial services tend to utilize a limited number of factors to make decisions, operate with siloed technology infrastructure and have data limited to their own experience. As a result, we believe financial services providers approve a smaller proportion of their application volume than is possible with the benefit of modern technology, such as our AI technology and data network.
At our core, we are a technology company that deploys sophisticated data science, machine learning and AI technology to drive better results across the financial ecosystem. We believe our solution drives a “win-win-win” for Partners, their customers and potential customers, and investors. First, by utilizing our network, Partners receive direct benefits from our network by approving a greater share of customer applications, which we believe drives superior revenue growth, enhanced brand affinity, opportunities to promote other financial products and decreased unit-level customer acquisition costs. Partners realize these benefits with limited incremental risk or funding requirements. Second, Partners’ customers benefit from enhanced and more convenient access to financial products. Third, investors benefit through gaining exposure to these assets originated by Partners with the assistance of our AI technology and acquired by the Financing Vehicles through our network.
Corporate Information
We were incorporated on March 20, 2016 and are organized under the laws of the State of Israel. We are registered with the Israeli Registrar of Companies. Our registration number is 51-542127-9. The mailing address of our principal executive office is Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel-Aviv, 6701203, Israel and our phone number is +972 (3) 715 0920. Our website is www.pagaya.com. The information contained on, or that can be accessed through, our website does not constitute a part of this prospectus and is not incorporated by reference herein. Our agent for service of process in the U.S. is Pagaya US Holding Company LLC, located at 90 Park Ave, New York, NY 10016, and its telephone number is 646-710-7714.
Emerging Growth Company Status
We qualify as an “emerging growth company,” as defined in Section 2(a) of the U.S. Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002 (the “ Sarbanes-Oxley Act”), reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Securities Exchange Act of 1934, as amended, and the regulations promulgated thereunder (the “Exchange Act”)) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. We have elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, we, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of our financial statements with certain other public companies difficult or impossible because of the potential differences in accounting standards used.
We will remain an emerging growth company until the earlier of: (i) the last day of the fiscal year (a) following the fifth anniversary of June 22, 2022, (b) in which we have an annual total gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our ordinary equity that is held by non-affiliates exceeds $700 million as of the last business day of the second fiscal quarter of such fiscal year; and (ii) the date on which we have issued more than $1 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
Foreign Private Issuer Exemptions
We report as a “foreign private issuer” under U.S. Securities and Exchange Commission rules. Consequently, we are subject to the reporting requirements under the Exchange Act applicable to foreign private issuers. As a result, we are not required to file our annual report on Form 20-F until 120 days after the end of each fiscal year and we will furnish reports on Form 6-K to the SEC regarding certain information required to be publicly disclosed by us in Israel or that is distributed or required to be distributed by us to our shareholders. Based on our foreign private issuer status, we will not be required to (i) file periodic reports and financial statements with the SEC as frequently or as promptly as a U.S. company whose securities are registered under the Exchange Act, (ii) comply with Regulation FD, which addresses certain restrictions on the selective disclosure of material information or (iii) comply with SEC rules relating to proxy solicitation in connection with shareholder meetings and presentation of shareholder proposals. In addition, among other matters, based on our foreign private issuer status, our officers, directors and principal shareholders will be exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and the rules under the Exchange Act with respect to their purchases and sales of Pagaya Ordinary Shares.

THE OFFERING
We are registering the issuance by us of up to 46,100,020 of our Class A Ordinary Shares (including Class A Ordinary Shares that may be issued upon exercise of the public warrants and the private placement warrants (collectively, the “Warrants”) to purchase Class A Ordinary Shares). We are also registering the resale by the Selling Securityholders or their permitted transferees of up to 676,627,977 Class A Ordinary Shares. Any investment in the securities offered hereby is speculative and involves a high degree of risk. You should carefully consider the information set forth under “Risk Factors” in our most recent annual report on Form 20-F

Issuance of Class A Ordinary Shares
The following information is as of July 6, 2022 and does not give effect to issuance of our Class A Ordinary Shares or Warrants after such date, or the exercise of Warrants after such date.

Class A Ordinary Shares issuable upon exercise of all Warrants	46,100,020 shares •9,583,333 public warrants •36,516,687 private placement warrants

Exercise Price of the public warrants	$11.50 per share, subject to adjustment as described herein

Exercise Price of the private placement warrants	•$11.50 per share (5,166,667 shares) •$0.000054 per share (4,316,570 shares) •$0.000005 per share (26,941,517 shares) •$1.60551 per share (91,933 shares)

Class A Ordinary Shares outstanding as of June 30, 2023	533,974,676 Class A Ordinary Shares

Use of proceeds	We will receive up to an aggregate of approximately $169,772,975 from the exercise of all Warrants assuming the exercise in full of all such warrants for cash. Unless we inform you otherwise in a prospectus supplement or free writing prospectus, we intend to use the net proceeds from the exercise of such warrants for general corporate purposes which may include acquisitions or other strategic investments or repayment of outstanding indebtedness.

Resale of Class A Ordinary Shares Our Class A Ordinary Shares offered by the Selling Securityholders	Up to 676,627,977 shares (including Class A Ordinary Shares underlying the Warrants and Class B Ordinary Shares)

Use of proceeds	We will not receive any proceeds from the sale of the Class A Ordinary Shares to be offered by the Selling Securityholders. With respect to the Class A Ordinary Shares underlying the warrants, we will not receive any proceeds from such shares except with respect to amounts received by us upon exercise of such warrants to the extent such warrants are exercised for cash. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe holders of our public warrants and private placement warrants will be unlikely to exercise their warrants on a cash basis.

Risk Factors
See the section titled “Risk Factors” in our most recent annual report on Form 20-F and any updates to those risk factors in our reports of foreign private issuer on Form 6-K incorporated by reference in this prospectus, together with all of the other information appearing or incorporated by reference in this prospectus, and under similar headings in any amendment or supplement to this prospectus.

Nasdaq Ticker-Symbol	Class A Ordinary Shares: “PGY”

RISK FACTORS
We operate in a market environment that is difficult to predict and that involves significant risks, many of which are beyond our control. Before making an investment decision, you should carefully consider the risks and uncertainties described under the heading “Risk Factors” contained in our most recent annual report on Form 20-F, which is incorporated by reference into this prospectus, and any updates to those risk factors in our reports of foreign private issuer on Form 6-K incorporated by reference in this prospectus, together with all of the other information appearing or incorporated by reference in this prospectus, and under similar headings in any amendment or supplement to this prospectus. Additional risks and uncertainties that we are unaware of, or that we currently believe to be immaterial also may materially adversely affect our business, financial condition, results of operations and cash flows in future periods or are not identified because they are generally common to businesses. If any of these risks occurs, our business, financial condition, results of operations and future prospects could be materially and adversely affected. In that event, the trading price of Pagaya Ordinary Shares could decline, and you could lose part or all of your investment. Please also read carefully the section above entitled “Cautionary Note Regarding Forward-Looking Statements.”

USE OF PROCEEDS
All of the securities offered by the Selling Securityholders pursuant to this prospectus will be sold by the Selling Securityholders for their respective accounts. We will not receive any of the proceeds from these sales. We will receive up to an aggregate of approximately $169,772,975 from the exercise of all Warrants assuming the exercise in full of all such warrants for cash. Unless we inform you otherwise in a prospectus supplement or free writing prospectus, we intend to use the net proceeds from the exercise of such warrants for general corporate purposes which may include acquisitions or other strategic investments or repayment of outstanding indebtedness. We believe the likelihood that warrant holders will exercise their warrants, and therefore the amount of cash proceeds that we would receive, is dependent upon the trading price of our Class A Ordinary Shares. If the trading price for our Class A Ordinary Shares is less than $11.50 per share, we believe holders of our public warrants and private placement warrants will be unlikely to exercise their warrants on a cash basis.
The Selling Securityholders will pay any underwriting commissions and discounts, and expenses incurred by the Selling Securityholders for brokerage, marketing costs, or legal services (other than those detailed below). We will bear the costs, fees and expenses incurred in effecting the registration of the securities covered by this prospectus, including all registration and filing fees, securities or blue sky law compliance fees, fees and expenses of our counsel and our independent registered public accounting firm, and fees and expenses of one legal counsel (not to exceed $120,000 in the aggregate for each registration without our prior approval).

DIVIDEND POLICY
Pagaya currently expects to retain all future earnings for use in the operation and expansion of its business and does not plan to pay any dividends on the Pagaya Ordinary Shares or Series A Preferred Shares in the near future. The declaration, payment and amount of any future dividends will be made at the discretion of the Pagaya Board and will depend upon, among other things, the results of operations, cash flows and financial condition, operating and capital requirements, and other factors as the Pagaya Board considers relevant. There is no assurance that future dividends will be paid, and if dividends are paid, there is no assurance with respect to the amount of any such dividend.
The distribution of dividends may also be limited by the Companies Law, which permits the distribution of dividends only out of retained earnings or earnings derived over the two most recent years, whichever is greater, based on audited or reviewed financial statements for a period of up to two years ended no more than six months prior to the date of distribution, provided that there is no reasonable concern that payment of a dividend will prevent a company from satisfying its existing and foreseeable obligations as they become due. Under the Pagaya A&R Articles, dividend distributions may be determined by the Pagaya Board, without the need for shareholder approval. Payment of dividends may be subject to Israeli withholding taxes. See “Description of Securities” and “Certain Material Israeli Tax Considerations—Taxation of our shareholders” for additional information.

DESCRIPTION OF SECURITIES
A summary of the material provisions governing our securities is described below. This summary is not complete and should be read together with the Pagaya A&R Articles and warrant-related documents.
General
This section summarizes the material terms of the share capital of Pagaya and is not intended to be a complete summary of the rights and preferences of such securities, and is qualified by reference to the Pagaya A&R Articles and warrant-related documents, each of which is incorporated by reference as an exhibit to the current report on Form 6-K furnished to the SEC on May 26, 2023, and certain provisions of Israeli law. We urge you to read each of the Pagaya A&R Articles and warrant-related documents described herein in their entirety for a complete description of the rights and preferences of our securities.
Share Capital
The authorized share capital of Pagaya consists of 80,000,000 Series A Preferred Shares, 8,000,000,000 Class A Ordinary Shares, and 2,000,000,000 Class B Ordinary Shares. As of June 30, 2023, 60,000,000 Series A Preferred Shares, 533,974,676 Class A Ordinary Shares and 174,934,392 Class B Ordinary Shares were issued and outstanding.
All of the outstanding Pagaya Ordinary Shares and Series A Preferred Shares are validly issued, fully paid and non-assessable. The Pagaya Ordinary Shares and Series A Preferred Shares are not redeemable and do not have any preemptive rights.
Other than with respect to Class B Ordinary Shares, the Pagaya Board may determine the issue prices and terms for such shares or other securities, and may further determine any other provision relating to such issue of shares or securities. Pagaya may also issue and redeem redeemable securities on such terms and in such manner as the Pagaya Board shall determine.
The following descriptions of share capital and provisions of the Pagaya A&R Articles are summaries and are qualified by reference to the Pagaya A&R Articles. The Pagaya A&R Articles are an exhibit to the current report on Form 6-K furnished to the SEC on May 26, 2023.
Registration Number and Purposes of Pagaya
Pagaya is registered with the Israeli Registrar of Companies. Pagaya’s registration number is 51-542127-9. Pagaya’s affairs are governed by the Pagaya A&R Articles, applicable Israeli law and specifically the Companies Law. Pagaya’s purpose as set forth in the Pagaya A&R Articles is to engage in any lawful act or activity.
Pagaya Ordinary Shares
Class A Ordinary Shares
Voting Rights
Holders of Class A Ordinary Shares will be entitled to cast one vote per each Class A Ordinary Share held as of the applicable record date. Generally, holders of both classes of Pagaya Ordinary Shares and the Series A Preferred Shares vote together as a single class on all matters (including the election of directors), and an action is approved by Pagaya shareholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the Companies Law or the Pagaya A&R Articles require a special majority of non-controlling and disinterested shareholders, a separate majority or unanimous vote of the Class B Ordinary Shares, or a supermajority of the overall voting power once no Class B Ordinary Shares remain outstanding.
Transfer of Shares
Fully paid Class A Ordinary Shares are issued in registered form and may be freely transferred under the Pagaya A&R Articles, unless the transfer is restricted or prohibited by another instrument, applicable law or the rules of Nasdaq. The ownership or voting of Class A Ordinary Shares by non-residents of Israel is not restricted in any way by the Pagaya A&R Articles or the laws of the State of Israel, except for ownership by nationals of some countries that at the time are, or have been, in a state of war with Israel.
Dividend Rights
Pagaya may declare a dividend to be paid to the holders of Class A Ordinary Shares, Class B Ordinary Shares and Series A Preferred Shares in proportion to their respective shareholdings, provided that if a distribution is paid in the form of shares or rights to acquire shares, such shares or rights paid to a shareholder shall correspond to the class of shares held by such shareholder. Under the Companies Law, dividend distributions are determined by the board of directors and do not require the approval of the shareholders of a company unless the company’s articles of association provide otherwise. The Pagaya A&R Articles will not require shareholder approval of a dividend distribution and provide that dividend distributions may be determined by the Pagaya Board.
Pursuant to the Companies Law, the distribution amount is limited to the greater of retained earnings or earnings generated over the previous two years, according to the company’s most recently reviewed or audited financial statements (less the amount of previously distributed dividends, if not reduced from the earnings), provided that the date of the balance sheet contained in the financial statements is not more than six months prior to the date of the distribution. Accordingly, the “previous two years” for purposes of determining the maximum distribution are the 24 months ending at the end of the period to which the qualifying financial statements relate. If Pagaya does not meet such criteria, then it may distribute dividends only with court approval. In each case, Pagaya is permitted to distribute a dividend only if the Pagaya Board and, if applicable, the court determines that there is no reasonable concern that payment of the dividend will prevent Pagaya from satisfying its existing and foreseeable obligations as they become due.
Liquidation Rights
Upon a liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving Pagaya upon the consummation of which holders of Pagaya Ordinary Shares would be entitled to exchange their Pagaya Ordinary Shares for cash, securities or other property, and in the case of liquidation after satisfaction of liabilities to creditors, Pagaya’s assets will be distributed first to the holders of the Series A Preferred Shares to the extent of their Preference Amount, as defined below under “—Series A Preferred Shares—Liquidation Rights,” and then to the holders of Class A Ordinary Shares and Class B Ordinary Shares in proportion to their shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights which may be authorized in the future.
Repurchase
Class A Ordinary Shares may be repurchased subject to compliance with the Companies Law, in such manner and under such terms as the Pagaya Board may determine from time to time, or, where a repurchase agreement exists between Pagaya and a certain shareholder, according to the terms of such agreement. In general, share repurchases must satisfy the same requirements as noted above for dividends (in terms of the maximum distribution amount, with dividends and share repurchases aggregated for this purpose; the ability to seek court approval; and the requirement that the repurchase will not prevent Pagaya from satisfying its existing and foreseeable obligations as they become due).
Class B Ordinary Shares
Issuance of Class B Ordinary Shares
Class B Ordinary Shares may be issued only to, and registered in the names of, one of the Founders (including any trusts the beneficiary of which is a Founder and to the extent that a Founder has the right to vote the shares held by such trust), or any person or entity that, through contract, proxy or operation of law, has irrevocably been delegated the sole and exclusive right to vote the Class B Ordinary Shares held by any person or entity that, through contract, proxy or operation of law, has irrevocably delegated the sole and exclusive right to vote the Class B Ordinary Shares held by the Permitted Class B Owners.
Voting Rights and Protective Provisions
Holders of Class B Ordinary Shares will be entitled to cast 10 votes per each Class B Ordinary Share held as of the applicable record date. Generally, holders of both classes of Pagaya Ordinary Shares and the Series A Preferred Shares vote together as a single class on all matters (including the election of directors), and an action is approved by Pagaya shareholders if the number of votes cast in favor of the action exceeds the number of votes cast in opposition to the action, except where the Companies Law or the Pagaya A&R Articles require a special majority of non-controlling and disinterested shareholders, a separate majority or unanimous vote of the Class B Ordinary Shares or a supermajority of the overall voting power once no Class B Ordinary Shares remain outstanding.
Specific actions set forth in the Pagaya A&R Articles may not be effected by Pagaya without the prior affirmative vote of 100% of the outstanding Class B Ordinary Shares, voting as a separate class. Such actions include the following:
•directly or indirectly, whether by amendment, or through merger, recapitalization, consolidation or otherwise, amending or repealing, or adopting any provision of the Pagaya A&R Articles inconsistent with, or otherwise altering, any provision of the Pagaya A&R Articles that modifies the voting, conversion or other rights, powers, preferences, privileges or restrictions of the Class B Ordinary Shares;
•reclassifying any outstanding Class A Ordinary Shares into shares having the right to more than one vote for each share thereof, except as required by law;
•issuing any Class B Ordinary Shares (other than Class B Ordinary Shares originally issued by Pagaya after June 22, 2022 pursuant to the exercise or conversion of options or private placement warrants that, in each case, were outstanding as of June 22, 2022);
•authorizing, or issuing any shares of any class or series of Pagaya’s share capital having the right to more than one vote for each share thereof; and
•modifying the rights attached to the Class B Ordinary Shares.
Dividend Rights
Holders of Class B Ordinary Shares will participate pro rata with the holders of Class A Ordinary Shares and the holders of Series A Preferred Shares, in proportion to their respective shareholdings, in any dividend declared by the board of directors. See “—Class A Ordinary Shares—Dividend Rights” above.
Liquidation Rights
Upon a liquidation, merger, share exchange, reorganization, sale of all or substantially all assets or other similar transaction involving Pagaya upon the consummation of which holders of Pagaya Ordinary Shares would be entitled to exchange their Pagaya Ordinary Shares for cash, securities or other property, and in the case of liquidation after satisfaction of liabilities to creditors, Pagaya’s assets will be distributed first to the holders of the Series A Preferred Shares to the extent of their preference amount, as defined below under “—Series A Preferred Shares—Liquidation Rights,” and then to the holders of Class B Ordinary Shares and Class A Ordinary Shares, in proportion to their respective shareholdings. This right, as well as the right to receive dividends, may be affected by the grant of preferential dividend or distribution rights to the holders of a class of shares with preferential rights which may be authorized in the future. See “—Class A Ordinary Shares—Liquidation Rights” above.
Transfers
Holders of Class B Ordinary Shares are restricted from transferring such shares other than to a Permitted Class B Owner.

Conversion
Each Class B Ordinary Share shall be convertible into one Class A Ordinary Share at the option of the holder, at any time.
In addition, each Class B Ordinary Share will automatically be converted into a Class A Ordinary Share upon the earlier to occur of (1) such time as the Founders and the Permitted Class B Owners first collectively hold less than 10% of the total issued and outstanding ordinary share capital of Pagaya, and (2) the fifteenth (15th) anniversary of the consummation of the transactions contemplated by the EJFA Merger Agreement (as defined herein).
Moreover, the Class B Ordinary Shares held by a Founder and by any Permitted Class B Owners affiliated with such Founder will automatically be converted into Class A Ordinary Shares upon the earliest to occur of:
1.(1)(a) such Founder’s employment or engagement as an officer of Pagaya being terminated not for Cause (as defined in the Pagaya A&R Articles), (b) such Founder’s resigning as an officer of Pagaya, (c) death or Permanent Disability (as defined in the Pagaya A&R Articles) of such Founder; provided, however, that if such Founder or such Permitted Class B Owner validly provides for the transfer of some or all of his, her or its Class B Ordinary Shares to one or more of the other Founders or Permitted Class B Owners affiliated with one or more of the other Founders in the event of death or Permanent Disability (as defined in the Pagaya A&R Articles), then such Class B Ordinary Shares that are transferred to another Founder or Permitted Class B Owner affiliated with one or more of the other Founders shall remain Class B Ordinary Shares and shall not convert into an equal number of Class A Ordinary Shares or (d) the appointment of a receiver, trustee or similar official in bankruptcy or similar proceeding with respect to a Founder or his Class B Ordinary Shares; and (2) such Founder no longer serving as a member of the Pagaya Board;
2. 90 days following the date on which such Founder first receives notice that his employment as an officer of Pagaya is terminated for Cause (as defined in the Pagaya A&R Articles), subject to extensions or cancellation under specified circumstances; or
3.a transfer of such Class B Ordinary Shares to any person or entity other than a Permitted Class B Owner.
Repurchase
The Class B Ordinary Shares will not be subject to repurchase.
Series A Preferred Shares
Voting Rights and Protective Provisions
Each Series A Preferred Share has one vote for each Class A Ordinary Share into which the Series A Preferred Share could be converted as of the applicable record date set for the vote on any matter. The Series A Preferred Shares will vote together with the Class A Ordinary Shares and the Class B Ordinary Shares of the Company as a single class and not as a separate class in all shareholder meetings, except as required by law or by the Pagaya A&R Articles.
Any modification to the rights, preferences or privileges of the Series A Preferred Shares will require the approval of a majority of the Series A Preferred Shares represented and voted, in person or by proxy, in a class meeting of the then-outstanding Series A Preferred Shares convened for such purpose.
Dividend Rights
Holders of Series A Preferred Shares will participate pro rata with the holders of Class A Ordinary Shares and Class B Ordinary Shares, in proportion to their respective shareholdings, in any dividend declared by the board of directors. See “—Class A Ordinary Shares—Dividend Rights” and “—Class B Ordinary Shares—Dividend Rights” above.

Liquidation Rights
The Series A Preferred Shares have preference over the Ordinary Shares with respect to distribution of assets or available proceeds, as applicable (“Distributable Assets”), in the event of any liquidation, merger, capital stock exchange, reorganization, sale of all or substantially all assets or other similar transaction involving the Company upon the consummation of which holders of shares would be entitled to exchange their shares for cash, securities or other property (each, a “Liquidation Event”). Upon a Liquidation Event, the holders of Series A Preferred Shares then outstanding will be entitled to receive, before any payment is made to holders of Ordinary Shares and after payments to satisfy and discharge indebtedness, an amount per share held by them (the “Preference Amount”) equal to the greatest of:
(i)the sum of US$1.25 per each Series A Preferred Share (in each case as adjusted for any bonus shares, subdivisions, combinations, splits, recapitalizations and the like with respect to such Series A Preferred Shares or the Pagaya Ordinary Shares after the effective date hereof) (the “Original Issue Price”) of such share plus an amount equal to 3.0% of the Original Issue Price for each full semiannual period for which such Preferred Share has been outstanding (without compounding);
(ii)the amount such holder would actually have received for each Series A Preferred Share if such Series A Preferred Share had been converted into Class A Ordinary Shares immediately prior to such Liquidation Event; or
(iii)two times the Original Issue Price.
For purposes of clause (ii), the computation will assume that (a) all Series A Preferred Shares whose conversion or assumed conversion into Class A Ordinary Shares would result in a greater distribution amount will be considered as if they have been so converted (without being required to actually convert), and (b) all other Series A Preferred Shares (i.e. whose conversion or assumed conversion would not have yielded such greater amount) will be considered as if they received the distribution amount that assumes no such conversion. In the event that the Distributable Assets are insufficient to pay in full the Preference Amount in respect of each Preferred Share then outstanding, all Distributable Assets shall be distributed on a pari passu basis among the holders of the Preferred Shares in proportion to the respective full Preference Amount otherwise payable to such holders at that time under the Pagaya A&R Articles. After payment in full of the Preference Amount in respect of all Preferred Shares then outstanding, in accordance with Pagaya A&R Articles, the remaining Distributable Assets, if any, shall be distributed among the holders of Ordinary Shares only (i.e. excluding any Class A Ordinary Shares deemed issued upon the conversion of any Series A Preferred Shares then outstanding that participated in the distribution pursuant to the Pagaya A&R Articles, pro rata, based on the number of Class A Ordinary Shares (on an as-converted basis) held by each such holder.
Conversion
Each Series A Preferred Share is convertible into one Class A Ordinary Share, at the option of the holder thereof at any time, upon written notice to the Company and the Company’s transfer agent. In addition, at any time on or after the sixth anniversary of the issuance of the Series A Preferred Shares, and if the Series A Preferred Shares have not already been converted in accordance with the applicable provisions in the Pagaya A&R Articles, if and only if so elected by the Company, all Series A Preferred Shares that remain outstanding will automatically convert, with each Series A Preferred Share then outstanding converting into the following number of Class A Ordinary Shares, based on the volume weighted average trading price of the Class A Ordinary Shares for the thirty trading days immediately preceding the date of the Company’s written notice to the holders of the Preferred Shares of its election to so automatically convert all then-outstanding Preferred Shares (“30-Day VWAP Average”) pursuant to the applicable terms specified in the Pagaya A&R Articles. All shareholders of record of Series A Preferred Shares shall be sent written notice of the Company’s election to require conversion of the Series A Preferred Shares and the time of mandatory conversion, on or before the time of the designated mandatory conversion, together with all information necessary to allow the conversion. Such conversion shall occur on the fifth trading day after such notice is given.

In addition, at any time if, based on the 30-Day VWAP Average, the value of a Series A Preferred Share, on an as-converted basis, represents a return of the Original Issue Price (as defined in the Pagaya A&R Articles) equal to a minimum multiple of the Original Issue Price (“MOIP”) as specified in the Pagaya A&R Articles, the Company shall have the right, but not the obligation, within five trading days thereafter, to notify the holders of the then-outstanding Series A Preferred Shares of the Company’s election to automatically convert each Series A Preferred Share then outstanding into one Class A Ordinary Share without any further action by the holder thereof on the tenth trading day following the achievement of the MOIP.
Repurchase
The Series A Preferred Shares will not be subject to repurchase.
Warrants
Pagaya entered into the Assignment, Assumption and Amendment Agreement (the “Assignment, Assumption and Amendment Agreement”) on June 22, 2022 with EJFA and Continental, pursuant to which EJFA assigned all of its right, title and interest in the Warrant Agreement, dated as of February 24, 2021 (the “EJFA Warrant Agreement”), between EJFA and Continental, to Pagaya, and Pagaya accepted such assignment and assumed all the liabilities and obligations of EJFA under the EJFA Warrant Agreement (the EJFA Warrant Agreement as assigned, assumed and amended by the Assignment, Assumption and Amendment Agreement, the “Warrant Agreement”). The warrants discussed below were issued in connection with the transactions contemplated by EJFA Merger Agreement, by and among Pagaya, EJFA and Rigel Merger Sub Inc., and are governed by the Warrant Agreement.
Public Warrants
Each whole warrant entitles the registered holder to purchase one Class A Ordinary Share, subject to adjustment as discussed below, at any time commencing 30 days after June 22, 2022. Pursuant to the Warrant Agreement, a holder of a public warrant may exercise its warrants only for a whole number of Class A Ordinary Shares. This means only a whole warrant may be exercised at a given time by a holder. No fractional warrants will be issued and only whole warrants will trade. The public warrants will expire five years after June 22, 2022, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
Pagaya will not be obligated to deliver any Class A Ordinary Shares pursuant to the exercise of a public warrant and will have no obligation to settle such warrant exercise unless a registration statement under the Securities Act with respect to the Class A Ordinary Shares underlying the warrants is then effective and a prospectus relating thereto is current, subject to Pagaya satisfying its registration obligations. No public warrant will be exercisable and Pagaya will not be obligated to issue a Class A Ordinary Share upon exercise of a public warrant unless the Class A Ordinary Share issuable upon such warrant exercise has been registered, qualified or deemed to be exempt under the securities laws of the state of residence of the registered holder of the public warrants. In the event that the conditions in the two immediately preceding sentences are not satisfied with respect to a public warrant, the holder of such warrant will not be entitled to exercise such warrant and such warrant may have no value and expire worthless (unless Pagaya permits holders to exercise their public warrants on a “cashless basis” under the circumstances specified in the Warrant Agreement and in accordance with Section 3(a)(9) of the Securities Act, provided that such exemption is available, but in no event will Pagaya be required to net cash settle any public warrant).
Redemption of Public Warrants for Cash
Pagaya will be able to call the public warrants for redemption for cash:
•in whole and not in part;
•at a price of $0.01 per warrant;
•upon not less than 30 days’ prior written notice of redemption to each warrant holder; and

•if, and only if, the closing price of the Class A Ordinary Shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A Ordinary Shares and equity-linked securities for capital raising purposes in connection with the consummation of the transactions contemplated by the EJFA Merger Agreement) for any 20 trading days within a 30 trading day period ending three business days before Pagaya sends to the notice of redemption to the warrant holders.
If and when the public warrants become redeemable by Pagaya for cash, Pagaya will be able to exercise its redemption right even if Pagaya is unable to register or qualify the underlying securities for sale under all applicable state securities laws.
Pagaya will establish the last of the redemption criterion discussed above to prevent a redemption call unless there is at the time of the call a significant premium to the public warrant exercise price. If the foregoing conditions are satisfied and Pagaya issues a notice of redemption of the public warrants, each warrant holder will be entitled to exercise his, her or its public warrant prior to the scheduled redemption date. However, the price of the Class A Ordinary Shares may fall below the $18.00 redemption trigger price (as adjusted for stock splits, stock capitalizations, reorganizations, recapitalizations and the like and for certain issuances of Class A Ordinary Shares and equity-linked securities for capital raising purposes in connection with the consummation of the transactions contemplated by the EJFA Merger Agreement) as well as the $11.50 public warrant exercise price after the redemption notice is issued.
Redemption of public warrants when the per share price of Class A Ordinary Shares equals or exceeds $10.00
Once the public warrants become exercisable, Pagaya may redeem the outstanding public warrants:
•in whole and not in part;
•for cash at a price of at $0.10 per warrant upon a minimum of 30 days’ prior written notice of redemption; provided that holders will be able to exercise their public warrants on a cashless basis prior to redemption and receive that number of shares determined by reference to the table included in the Warrant Agreement, based on the redemption date and the “fair market value” of the Class A Ordinary Shares as described in the Warrant Agreement; and
•if, and only if, the last reported sale price of the Class A Ordinary Shares equals or exceeds $10.00 per share (subject to adjustment in compliance with the terms of the Warrant Agreement) for any 20 trading days within a 30 trading-day period ending on, and including, the third trading day prior to the date on which we send the notice of redemption to the warrant holders.
Beginning on the date the notice of redemption is given until the public warrants are redeemed or exercised, holders may elect to exercise their public warrants on a cashless basis.
Redemption Procedures and Cashless Exercise
If Pagaya calls the public warrants for redemption as described above under “—Redemption of Public Warrants for Cash,” Pagaya’s management will have the option to require any holder that wishes to exercise his, her or its warrant to do so on a “cashless basis.” In determining whether to require all holders to exercise their public warrants on a “cashless basis,” Pagaya’s management will consider, among other factors, Pagaya’s cash position, the number of public warrants that are outstanding and the dilutive effect on Pagaya shareholders of issuing the maximum number of Class A Ordinary Shares issuable upon the exercise of the public warrants. If Pagaya’s management takes advantage of this option, all holders of public warrants would pay the exercise price by surrendering their public warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the public warrants, multiplied by the excess of the “fair market value” of Class A Ordinary Shares (defined below) over the exercise price of the public warrants by (y) the fair market value. The “fair market value” will mean the average closing price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of public warrants. If Pagaya’s management takes advantage of this option, the notice of redemption will contain the information necessary to calculate the number of Class A Ordinary Shares to be received upon exercise of the public warrants, including the “fair market value” in such case. Requiring a cashless exercise in this manner will reduce the number of shares to be issued and thereby lessen the dilutive effect of a warrant redemption. If Pagaya calls its public warrants for redemption and Pagaya’s management does not take advantage of this option, the holders of the private placement warrants and their permitted transferees would still be entitled to exercise their private placement warrants for cash or on a cashless basis using the same formula described above.
A holder of a public warrant may notify Pagaya in writing in the event it elects to be subject to a requirement that such holder will not have the right to exercise such warrant, to the extent that after giving effect to such exercise, such person (together with such person’s affiliates), to the transfer agent’s actual knowledge, would beneficially own in excess of 4.9% or 9.8% (as specified by the holder) of the Class A Ordinary Shares outstanding immediately after giving effect to such exercise.
If the number of outstanding Class A Ordinary Shares is increased by a share capitalization payable in Class A Ordinary Shares, or by a split-up of Pagaya Ordinary Shares or other similar event, then, on the effective date of such share capitalization, split-up or similar event, the number of Class A Ordinary Shares issuable on exercise of each public warrant will be increased in proportion to such increase in the outstanding Pagaya Ordinary Shares. A rights offering to holders of Pagaya Ordinary Shares entitling holders to purchase Class A Ordinary Shares at a price less than the fair market value will be deemed a share capitalization of a number of Class A Ordinary Shares equal to the product of (i) the number of Class A Ordinary Shares actually sold in such rights offering (or issuable under any other equity securities sold in such rights offering that are convertible into or exercisable for Class A Ordinary Shares) and (ii) the quotient of (x) the price per share of Class A Ordinary Shares paid in such rights offering and (y) the fair market value. For these purposes (i) if the rights offering is for securities convertible into or exercisable for Class A Ordinary Shares, in determining the price payable for Class A Ordinary Shares, there will be taken into account any consideration received for such rights, as well as any additional amount payable upon exercise or conversion and (ii) fair market value means the volume weighted-average price of Class A Ordinary Shares as reported during the 10 trading day period ending on the trading day prior to the first date on which the Class A Ordinary Shares trade on the applicable exchange or in the applicable market, regular way, without the right to receive such rights.
In addition, if Pagaya, at any time while the public warrants are outstanding and unexpired, pays a dividend or makes a distribution in cash, securities or other assets to the holders of Class A Ordinary Shares on account of such Class A Ordinary Shares (or other securities into which the public warrants are convertible), other than (a) as described above, or (b) certain ordinary cash dividends, then the public warrant exercise price will be decreased, effective immediately after the effective date of such event, by the amount of cash and/or the fair market value of any securities or other assets paid on each Class A Ordinary Share in respect of such event.
If the number of outstanding Class A Ordinary Shares is decreased by a consolidation, combination, reverse share split or reclassification of Class A Ordinary Shares or other similar event, then, on the effective date of such consolidation, combination, reverse share split, reclassification or similar event, the number of Class A Ordinary Shares issuable on exercise of each public warrant will be decreased in proportion to such decrease in outstanding Class A Ordinary Shares.
Whenever the number of Class A Ordinary Shares purchasable upon the exercise of the public warrants is adjusted, as described above, the public warrant exercise price will be adjusted by multiplying the public warrant exercise price immediately prior to such adjustment by a fraction, (x) the numerator of which will be the number of Class A Ordinary Shares purchasable upon the exercise of the public warrants immediately prior to such adjustment, and (y) the denominator of which will be the number of Class A Ordinary Shares so purchasable immediately thereafter.
In case of any reclassification or reorganization of the outstanding Class A Ordinary Shares (other than those described above or that solely affects the par value of such Class A Ordinary Shares), or in the case of any merger or consolidation of Pagaya with or into another corporation (other than a consolidation or merger in which Pagaya is the continuing corporation and that does not result in any reclassification or reorganization of the outstanding Class A Ordinary Shares), or in the case of any sale or conveyance to another corporation or entity of the assets or other property of Pagaya as an entirety or substantially as an entirety in connection with which Pagaya is dissolved, the holders of the public warrants will thereafter have the right to purchase and receive, upon the basis and upon the terms and conditions specified in public the warrants and in lieu of the Class A Ordinary Shares immediately prior thereto purchasable and receivable upon the exercise of the rights represented thereby, the kind and amount of Class A Ordinary Shares or other securities or property (including cash) receivable upon such reclassification, reorganization, merger or consolidation, or upon a dissolution following any such sale or transfer, that the holders of the public warrants would have received if such holders had exercised their warrants immediately prior to such event. If less than 70% of the consideration receivable by the holders of Class A Ordinary Shares in such a transaction is payable in the form of shares in the successor entity that is listed for trading on a national securities exchange or is quoted in an established over-the-counter market, or is to be so listed for trading or quoted immediately following such event, and if the registered holder of the public warrant properly exercises the warrant within 30 days following public disclosure of such transaction, the public warrant exercise price will be reduced as specified in the Warrant Agreement based on the Black-Scholes Warrant Value (as defined in the Warrant Agreement) of the warrant. The purpose of such exercise price reduction is to provide additional value to holders of the public warrants when an extraordinary transaction occurs during the exercise period of the public warrants pursuant to which the holders of the public warrants otherwise do not receive the full potential value of the public warrants.
The public warrants were issued in registered form under the Warrant Agreement. The Warrant Agreement provides that the terms of the warrants may be amended without the consent of any holder to cure any ambiguity or correct any defective provision, and that all other modifications or amendments will require the vote or written consent of the holders of at least 50% of the then outstanding public warrants, and, solely with respect to any amendment to the terms of the private placement warrants, at least 50% of the then outstanding private placement warrants. You should review a copy of the EJFA Warrant Agreement and the Assignment, Assumption and Amendment Agreement, each of which is filed as an exhibit to the registration statement on Form F-1 of which this prospectus forms a part, for a complete description of the terms and conditions applicable to the public warrants.
The public warrants may be exercised upon surrender of the warrant certificate on or prior to the expiration date at the offices of the transfer agent, with the exercise form on the reverse side of the warrant certificate completed and executed as indicated, accompanied by full payment of the exercise price (or on a cashless basis, if applicable), by certified or official bank check payable to Pagaya, for the number of public warrants being exercised. The warrant holders will not have the rights or privileges of holders of Class A Ordinary Shares or any voting rights until they exercise their public warrants and receive Class A Ordinary Shares. After the issuance of Class A Ordinary Shares upon exercise of the public warrants, each holder will be entitled to one vote for each share held of record on all matters to be voted on by shareholders.
No fractional shares will be issued upon exercise of the public warrants. If, upon exercise of the public warrants, a holder would be entitled to receive a fractional interest in a share, Pagaya will, upon exercise, round down to the nearest whole number the number of Class A Ordinary Shares to be issued to the warrant holder.
Pagaya has agreed that, subject to applicable law, any action, proceeding or claim against Pagaya arising out of or relating in any way to the Warrant Agreement will be brought and enforced in the courts of the state of New York or the United States District Court for the Southern District of New York, and Pagaya has irrevocably submitted to such jurisdiction, which jurisdiction will be the exclusive forum for any such action, proceeding or claim.
Private Placement Warrants
The warrants issued by Pagaya upon exchange of the EJFA Private Placement Warrants originally issued to Wilson Boulevard LLC (the “Sponsor”) by EJFA are referred to in this section as the “private placement warrants”. These private placement warrants (including Class A Ordinary Shares issuable upon exercise of the private placement warrants) are exercisable for cash or on a cashless basis, at the holder’s option and will be non-transferable, non-assignable and non-salable until 30 days after June 22, 2022 (except, among other limited exceptions, to EJFA’s former officers and directors and other persons or entities affiliated with the initial purchasers of the EJFA Private Placement Warrants (the “EJFA initial purchasers”)) and they will not be redeemable by Pagaya so long as they are held by the Sponsor or its permitted transferees. The EJFA initial purchasers, or their permitted transferees, will have the option to exercise these private placement warrants on a cashless basis. Except as described in this section, these private placement warrants will have terms and provisions that are identical to those of the public warrants described above. If these private placement warrants are held by holders other than the initial purchasers or their permitted transferees, they will be redeemable by Pagaya and exercisable by the holders on the same basis as the public warrants described above.
If a holder of a private placement warrant elects to exercise it on a cashless basis, he, she or it would pay the exercise price by surrendering his, her or its warrants for that number of Class A Ordinary Shares equal to the quotient obtained by dividing (x) the product of the number of Class A Ordinary Shares underlying the private placement warrants, multiplied by the excess of the “fair market value” of the Class A Ordinary Shares (defined below) over the exercise price of the private placement warrants by (y) the fair market value. The “fair market value” means the average closing price of the Class A Ordinary Shares for the 10 trading days ending on the third trading day prior to the date on which the notice of private placement warrant exercise is sent to the transfer agent.
The Sponsor has agreed not to transfer (other than pursuant to certain permitted transfers) any of the private placement warrants issuable to the Sponsor as Merger Consideration (as defined in the EJFA Merger Agreement) in respect of the EJFA Private Placement Warrants (including Class A Ordinary Shares issuable upon exercise of any of these warrants) for a certain period of time after the consummation of the transactions contemplated by the EJFA Merger Agreement, as described in the Pagaya A&R Articles which are an exhibit to the current report on Form 6-K furnished to the SEC on May 26, 2023.
Other provisions
In the event that Pagaya elects to redeem some or all of the warrants, a notice of redemption shall be mailed by first class mail, postage prepaid, or delivered electronically through the facilities of the Depository Trust Company by Pagaya not less than 30 days prior to the redemption date to the registered holders of the warrants to be redeemed at their last addresses as they appear on the books of the warrant agent.
Exchange Controls
There are currently no Israeli currency control restrictions on remittances of dividends on Class A Ordinary Shares, proceeds from the sale of the Class A Ordinary Shares or interest or other payments to non-residents of Israel.
Shareholder Meetings
Under Israeli law, Pagaya is required to hold an annual general meeting of its shareholders once every calendar year and no later than fifteen months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to in the Pagaya A&R Articles as special general meetings. The Pagaya Board may call special general meetings of its shareholders whenever it sees fit, at such time and place, within or outside of Israel, as it may determine. In addition, the Companies Law provides that the Pagaya Board is required to convene a special general meeting of its shareholders upon the written request of (i) any two or more of its directors, (ii) one-quarter or more of the serving members of its board of directors or (iii) one or more shareholders holding, in the aggregate, either (a) 5% or more of Pagaya’s issued and outstanding shares and 1% or more of Pagaya’s outstanding voting power or (b) 5% or more of Pagaya’s outstanding voting power.
Under Israeli law, one or more shareholders holding at least 1% of the voting rights at the general meeting of shareholders may request that the Pagaya Board include a matter in the agenda of a general meeting of shareholders to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting, including proposing nominees to the Pagaya Board. The Pagaya A&R Articles contain procedural guidelines and disclosure items with respect to the submission of shareholder proposals for general meetings. Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings of shareholders are the shareholders of record on a date to be decided by the Pagaya Board, which as a company listed on an exchange outside Israel may be between 4 and 40 days prior to the date of the meeting.

Furthermore, the Companies Law requires that resolutions regarding the following matters must be passed at a general meeting of shareholders:
•amendments to the Pagaya A&R Articles;
•appointment, terms of service and termination of services of auditors;
•appointment of directors, including external directors (if applicable);
•approval of certain related party transactions;
•increases or reductions of authorized share capital;
•a merger; and
•the exercise of the Pagaya Board’s powers by a general meeting, if the Pagaya Board is unable to exercise its powers and the exercise of any of its powers is required for proper management of the company.
The Companies Law requires that a notice of any annual general meeting or special general meeting be provided to shareholders at least 21 days prior to the meeting and, if the agenda of the meeting includes (among other things) the appointment or removal of directors, the approval of transactions with office holders or other interested or related parties, or an approval of a merger, notice must be provided at least 35 days prior to the meeting. Under the Companies Law and the Pagaya A&R Articles, shareholders will not be permitted to take action by way of written consent in lieu of a meeting.
Quorum
Pursuant to the Pagaya A&R Articles, the quorum required for Pagaya’s general meetings of shareholders will consist of at least two shareholders present in person or by proxy who hold or represent at least 33 1⁄3% of the total outstanding voting power of its shares, except that if (i) any such general meeting was initiated by and convened pursuant to a resolution adopted by the Pagaya Board and (ii) at the time of such general meeting Pagaya qualifies as a “foreign private issuer,” the requisite quorum will consist of two or more shareholders present in person or by proxy who hold or represent at least 25% of the total outstanding voting power of its shares. Notwithstanding the foregoing, a quorum for a general meeting shall also require the presence in person or by proxy of at least one shareholder holding Class B Ordinary Shares if such shares are outstanding. The requisite quorum may be present within half an hour of the time fixed for the commencement of the general meeting. A general meeting adjourned for lack of a quorum shall be adjourned either to the same day in the next week, at the same time and place, to such day and at such time and place as indicated in the notice to such meeting, or to such day and at such time and place as the chairperson of the meeting shall determine. At the reconvened meeting, any one or more shareholders present in person or by proxy and holding any number of shares shall constitute a quorum, unless a meeting was called pursuant to a request by Pagaya shareholders, in which case the quorum required is one or more shareholders, present in person or by proxy and holding the number of shares required to call the meeting as described under “—Shareholder Meetings.”
Vote Requirements
The Pagaya A&R Articles provide that all resolutions of Pagaya shareholders require a simple majority vote, unless otherwise required by the Companies Law or by the Pagaya A&R Articles. Under the Companies Law, certain actions require the approval of a special majority, including:
(i)an extraordinary transaction with a controlling shareholder or in which the controlling shareholder has a personal interest;
(ii)the terms of employment or other engagement of a controlling shareholder of the company or a controlling shareholder’s relative (even if such terms are not extraordinary); and
(iii)certain compensation-related matters.

For this purpose, the Companies Law defines “controlling shareholder” to include any shareholder or group of shareholders holding together 25% or more of the company’s voting power, if there is no other shareholder or group of shareholders holding together more than 50% of the company’s voting power.
Under the Pagaya A&R Articles, the alteration of the rights, privileges, preferences or obligations of any class of Pagaya share capital (to the extent there are classes other than Pagaya Ordinary Shares) requires the approval of a simple majority of the class so affected, in addition to the ordinary majority vote of all classes of shares voting together as a single class at a shareholder meeting. However, certain changes to the rights of the Class B Ordinary Shares require the approval of 100% of the holders of the outstanding Class B Ordinary Shares; see “—Pagaya Ordinary Shares—Class B Ordinary Shares—Voting Rights and Protective Provisions” above. In addition, any modification to the rights attached to the Series A Preferred Shares will require the approval of a majority of the Series A Preferred Shares represented and voted, in person or by proxy, in a class meeting of the then-outstanding Series A Preferred Shares convened for such purpose; see “—Series A Preferred Shares—Voting Rights and Protective Provisions” above.
Under the Pagaya A&R Articles, the approval of (i) a majority of the total voting power of the shareholders if Class B Ordinary Shares remain outstanding and (ii) if no Class B Ordinary Shares remain outstanding, a supermajority of at least 75% of the total voting power of the shares is generally required to remove any of its directors from office (provided that such approvals cannot shorten the term of an incumbent director who was elected under the staggered board composition), to amend such provision regarding the removal of any of its directors from office, or certain other provisions regarding the board, shareholder proposals, and the size of the Pagaya Board. Other exceptions to the simple majority vote requirement are a resolution for the voluntary winding up, or an approval of a scheme of arrangement or reorganization of the company pursuant to Section 350 of the Companies Law, which requires the approval of a majority of the shareholders present and represented at the meeting and holding at least 75% of the voting rights represented at the meeting and voting on the resolution. A scheme of arrangement may also require approval by separate class votes.
Access to Corporate Records
Under the Companies Law, all shareholders generally have the right to review minutes of Pagaya’s general meetings, Pagaya’s shareholder register (including with respect to material shareholders), the Pagaya A&R Articles, Pagaya’s annual financial statements, other documents as provided in the Companies Law, and any document Pagaya is required by law to file publicly with the Israeli Registrar of Companies or the Israel Securities Authority. Any shareholder who specifies the purpose of its request may request to review any document in Pagaya’s possession that relates to any action or transaction with a related party which requires shareholder approval under the Companies Law. Pagaya may deny a request to review a document if it determines that the request was not made in good faith, that the document contains a commercial secret or a patent, or that the document’s disclosure may otherwise impair its interests.
Anti-Takeover Provisions; Acquisitions under Israeli Law
Full Tender Offer
A person wishing to acquire shares of a public Israeli company who would, as a result, hold over 90% of the target company’s voting rights or the target company’s issued and outstanding share capital (or of a class thereof), is required by the Companies Law to make a tender offer to all of the company’s shareholders for the purchase of all of the issued and outstanding shares of the company (or the applicable class). If (a) the shareholders who do not accept the offer hold less than 5% of the issued and outstanding share capital of the company (or the applicable class) and the shareholders who accept the offer constitute a majority of the issued and outstanding share capital held by offerees that do not have a personal interest in the acceptance of the tender offer, or (b) the shareholders who did not accept the tender offer hold less than 2% of the issued and outstanding share capital of the company (or of the applicable class), all of the shares that the acquirer offered to purchase will be transferred to the acquirer by operation of law, despite the fact (in the case of alternative (b)) that the shareholders who did accept the tender offer did not constitute a majority of the issued and outstanding share capital held by the disinterested offerees. A shareholder who had its shares so transferred may petition an Israeli court within six months from the date of acceptance of the full tender offer, regardless of whether such shareholder agreed to the offer, to determine whether the tender offer was for less than fair value and whether the fair value should be paid as determined by the court. However, an offeror may provide in the offer that a shareholder who accepted the offer will not be entitled to petition the court for appraisal rights as described in the preceding sentence, as long as the offeror and the company disclosed the information required by law in connection with the full tender offer. If the full tender offer was not accepted in accordance with any of the above alternatives, the acquirer may not acquire shares of the company that will increase its holdings to more than 90% of the company’s voting rights or the company’s issued and outstanding share capital (or of the applicable class) from shareholders who accepted the tender offer. Shares purchased in violation of the full tender offer rules under the Companies Law will have no rights and will become dormant shares.
Special Tender Offer
The Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of 25% or more of the voting rights in the company. This requirement does not apply if there is already another holder of 25% or more of the voting rights in the company. Similarly, the Companies Law provides that an acquisition of shares of an Israeli public company must be made by means of a special tender offer if as a result of the acquisition the purchaser would become a holder of more than 45% of the voting rights in the company, if there is no other shareholder of the company who holds more than 45% of the voting rights in the company. These requirements do not apply if (i) the acquisition occurs in the context of a private placement by the company that received shareholder approval as a private placement whose purpose is to give the purchaser 25% or more of the voting rights in the company, if there is no person who holds 25% or more of the voting rights in the company, or as a private placement whose purpose is to give the purchaser 45% of the voting rights in the company, if there is no person who holds 45% of the voting rights in the company, (ii) the acquisition was from a shareholder holding 25% or more of the voting rights in the company and resulted in the purchaser becoming a holder of 25% or more of the voting rights in the company, or (iii) the acquisition was from a shareholder holding more than 45% of the voting rights in the company and resulted in the purchaser becoming a holder of more than 45% of the voting rights in the company. A special tender offer must be extended to all shareholders of a company. A special tender offer may be consummated only if (i) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (ii) the number of shares tendered in the offer exceeds the number of shares whose holders objected to the offer (excluding the purchaser, its controlling shareholders, holders of 25% or more of the voting rights in the company and any person having a personal interest in the acceptance of the tender offer, or anyone on their behalf, including any such person’s relatives and entities under their control).
In the event that a special tender offer is made, a company’s board of directors is required to express its opinion on the advisability of the offer, or shall abstain from expressing any opinion if it is unable to do so, provided that it gives the reasons for its abstention. The board of directors shall also disclose any personal interest that any of the directors has with respect to the special tender offer or in connection therewith. An office holder in a company who intentionally obstructs an existing or foreseeable special tender offer or impairs the chances of its acceptance is liable to the potential purchaser and shareholders for damages, unless such office holder acted in good faith and had reasonable grounds to believe he or she was acting for the benefit of the company. However, office holders of the company may negotiate with the potential purchaser in order to improve the terms of the special tender offer, and may further negotiate with third parties in order to obtain a competing offer, without incurring such liability.
If a special tender offer is accepted, then shareholders who did not respond or who had objected to the offer may accept the offer within four days of the last day set for the acceptance of the offer, and they will be considered to have accepted the offer from the first day it was made.
In the event that a special tender offer is accepted, the purchaser, any person or entity controlling it or under common control with the purchaser or such controlling person or entity at the time of the offer may not make a subsequent tender offer for the purchase of shares of the company and may not enter into a merger with the company for a period of one year from the date of the offer, unless the purchaser or such controlling or commonly-controlled person or entity undertook to effect such an offer or merger as part of the initial special tender offer. Shares purchased in violation of the special tender offer rules under the Companies Law will have no rights and will become dormant shares.

Merger
The Companies Law permits merger transactions if approved by each party’s board of directors and, unless certain conditions described under the Companies Law are met, a simple majority of the outstanding shares of each party to the merger that are represented and voting on the merger. The board of directors of a merging company is required pursuant to the Companies Law to discuss and determine whether in its opinion there exists a reasonable concern that as a result of a proposed merger, the surviving company will not be able to satisfy its obligations towards either merging company’s creditors, with such determination taking into account the financial status of the merging companies. If the board of directors determines that such a concern exists, it may not approve a proposed merger. Following the approval of the board of directors of each of the merging companies, the boards of directors must jointly prepare a merger proposal for submission to the Israeli Registrar of Companies.
For purposes of the shareholder vote of a merging company whose shares are held by the other merging company, or by a person or entity holding directly or indirectly 25% or more of the voting rights at the general meeting of shareholders of the other merging company, or by a person or entity holding directly or indirectly the right to appoint 25% or more of the directors of the other merging company, unless a court rules otherwise, the merger will not be deemed approved if a majority of the shares voted on the matter at the general meeting of shareholders (excluding abstentions) that are held by shareholders other than the other party to the merger, or by such person or entity holding 25% or more of the voting rights or the right to appoint 25% or more of the directors, or any one on their behalf including their relatives or corporations controlled by any of them, vote against the merger. In addition, if the non-surviving entity of the merger has more than one class of shares, the merger must be approved by each class of shareholders. If the transaction would have been approved but for the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the request of holders of at least 25% of the voting rights of a company, if the court holds that the merger is fair and reasonable, taking into account the valuation of the merging companies and the consideration offered to the shareholders. If a merger is with a company’s controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger is instead subject to the same special majority approval that governs all extraordinary transactions with controlling shareholders.
Under the Companies Law, each merging company must deliver to its secured creditors the merger proposal and inform its unsecured creditors of the merger proposal and its content. Upon the request of a creditor of either party to the merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that, as a result of the merger, the surviving company will be unable to satisfy the obligations of either merging company, and may further give instructions to secure the rights of creditors.
In addition, a merger may not be completed unless at least 50 days have passed from the date that the merger proposal is filed with the Israeli Registrar of Companies and 30 days have passed from the date that approval of the shareholders of both merging companies is obtained.
Anti-Takeover Measures
Certain provisions in the Pagaya A&R Articles, such as those relating to the dual class structure of the Pagaya Ordinary Shares, to the election of our directors in three classes and to the removal of directors, may have the effect of delaying or making an unsolicited acquisition of Pagaya more difficult. In addition, the Companies Law allows Pagaya to create and issue shares having rights different from those attached to Pagaya Ordinary Shares, including shares providing certain preferred rights with respect to voting, distributions or other matters and shares having preemptive rights. As of June 30, 2023, the Series A Preferred Shares are authorized under the Pagaya A&R Articles. See “—Series A Preferred Shares” for more information. In the future, Pagaya may authorize, create and issue additional classes of preferred shares and any such additional class of shares, depending on the specific rights that may be attached to it, may have the ability to frustrate or prevent a takeover or otherwise prevent its shareholders from realizing a potential premium over the market value of Pagaya Ordinary Shares. The authorization and designation of an additional class of preferred shares will require an amendment to the Pagaya A&R Articles, which requires the prior approval of the holders of a majority of the voting power of Pagaya participating or otherwise represented in the shareholders’ meeting, provided that a quorum is present or otherwise represented at the meeting, and provided further, that in the event that such additional class of preferred shares shall have the right to more than one vote for each share thereof, such authorization and designation shall also require the affirmative vote of 100% of the outstanding Class B Ordinary Shares, voting as a separate class. The convening of the meeting, the shareholders entitled to participate and the vote required to be obtained at such a meeting will be subject to the requirements set forth in the Companies Law and the Pagaya A&R Articles, as described above under the paragraphs titled “—Shareholder Meetings,” “—Quorum” and “—Vote Requirements.”
Borrowing Powers
Pursuant to the Companies Law and the Pagaya A&R Articles, the Pagaya Board may exercise all powers and take all actions that are not required under law or under the Pagaya A&R Articles to be exercised or taken by its shareholders, including the power to borrow money for company purposes.
Changes in Capital
The Pagaya A&R Articles enable Pagaya to increase or reduce its share capital, provided that the creation of a new class of shares with more than one vote per share shall be considered a modification of the Class B Ordinary Shares. Any such changes are subject to Israeli law and must be approved by a resolution duly passed by the Pagaya shareholders at a general meeting of shareholders, provided that modification to the rights attached to the Class B Ordinary Shares shall require approval of shareholders holding 100% of the then issued Class B Ordinary Shares. In addition, transactions that have the effect of reducing capital, such as the declaration and payment of dividends in the absence of sufficient retained earnings or profits, require the approval of both the Pagaya Board and an Israeli court.
Exclusive Forum
The Pagaya A&R Articles provide that unless Pagaya consents in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act or the Exchange Act. Except as set forth in the preceding sentence, the Pagaya A&R Articles also provide that, unless Pagaya consents in writing to the selection of an alternative forum, the competent courts in Tel-Aviv, Israel shall be the exclusive forum for (i) any derivative action or proceeding brought on behalf of Pagaya, (ii) any action asserting a breach of a fiduciary duty owed by any of Pagaya’s directors, officers or other employees to Pagaya or its shareholders or (iii) any action asserting a claim arising pursuant to any provision of the Pagaya A&R Articles, the Companies Law or the Israeli Securities Law. This exclusive forum provision is intended to apply to claims arising under Israeli law and would not apply to claims brought pursuant to the Securities Act, the Exchange Act or any other claim for which U.S. federal courts would have exclusive jurisdiction. Such exclusive forum provision in the Pagaya A&R Articles will not relieve Pagaya of its duties to comply with U.S. federal securities laws and the rules and regulations thereunder, and Pagaya shareholders will not be deemed to have waived Pagaya’s compliance with these laws, rules and regulations. This exclusive forum provision may limit a shareholder’s ability to bring a claim in a judicial forum of its choosing for disputes with Pagaya or its directors, officers or other employees, which may discourage lawsuits against Pagaya, its directors, officers and employees. However, the enforceability of similar forum provisions in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in the Pagaya A&R Articles.
Transfer Agent and Warrant Agent
The transfer agent for the Class A Ordinary Shares and the warrant agent for the warrants is Continental Stock Transfer & Trust Company.
Listing of Securities
The Class A Ordinary Shares and public warrants are traded on Nasdaq under the symbols “PGY” and “PGYWW,” respectively.

SELLING SECURITYHOLDERS
This prospectus relates to the possible offer and resale by the Selling Securityholders of up to 676,627,977 shares of our Class A Ordinary Shares (including Class A Ordinary Shares underlying Warrants and Class B Ordinary Shares).
The Selling Securityholders may from time to time offer and sell any or all of the shares of Class A Ordinary Shares set forth below pursuant to this prospectus. When we refer to the “Selling Securityholders” in this prospectus, we mean the persons listed in the table below, and the pledgees, donees, transferees, assignees, successors and others who later come to hold any of the Selling Securityholders’ interest in the shares of Class A Ordinary Shares after the date of this prospectus such that registration rights shall apply to those securities.
The following tables are prepared based on information provided to us by the Selling Securityholders as of September 19, 2022. It sets forth the name and address, as applicable, of the Selling Securityholders, the aggregate number of shares of Class A Ordinary Shares that the Selling Securityholders may offer pursuant to this prospectus, and the beneficial ownership of the Selling Securityholders both before and after the offering. We have based percentage ownership prior to this offering on 483,518,671 Class A Ordinary Shares outstanding, in each case as of June 30, 2023. In calculating percentages of Class A Ordinary Shares owned by a particular Selling Securityholder, we treated as outstanding the number of shares of our Class A Ordinary Shares issuable upon exercise of that particular Selling Securityholder’s Warrants, if any, and did not assume the exercise of any other Selling Securityholders’ Warrants.
We cannot advise you as to whether the Selling Securityholders will in fact sell any or all of such Class A Ordinary Shares. In addition, the Selling Securityholders may sell, transfer or otherwise dispose of, at any time and from time to time, the Class A Ordinary Shares in transactions exempt from the registration requirements of the Securities Act after the date of this prospectus. For purposes of this table, we have assumed that the Selling Securityholders will have sold all of the securities covered by this prospectus upon the completion of the offering.
Unless otherwise indicated below, the address of each beneficial owner listed in the tables below is c/o Pagaya Technologies Ltd., Azrieli Sarona Bldg, 54th Floor, 121 Derech Menachem Begin, Tel-Aviv 6701203, Israel.
Shares of Class A Ordinary Shares

Name of Selling Securityholder	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Avital Pardo(1)	72,794,212	15.06%	72,794,212	15.06%	—	—
Gal Krubiner(2)	28,370,221	5.76%	28,370,221	5.87%	—	—
Hamilton Trust Company of South Dakota LC, as Trustee of the Azure Sea Trust(3)	32,699,871	6.76%	32,699,871	6.76%	—	—
Yahav Yulzari(4)	61,070,092	12.63%	61,070,092	12.63%	—	—
Viola Ventures V.C. Management 4 Ltd.(5)	1,696,469	*	1,696,469	*	—	—
A. Zeevi Management Services Ltd.(6)	504,512	*	504,512	*	—	—
Viola Ventures IV Entities(7)	98,109,329	20.29%	98,109,329	20.29%	—	—
Viola Credit Five Fund, L.P.(8)	2,732,401	*	2,732,401	*	—	—
Aflac Ventures LLC(9)	3,440,587	*	3,440,587	*	—	—
Clal Insurance Enterprises Holdings Ltd.(10)	43,027,051	8.90%	43,027,051	8.90%	—	—
Saro, L.P.(11)	41,188,059	8.52%	41,188,059	8.52%	—	—
James Brown(12)	3,659,956	*	3,659,956	*	—	—

Name of Selling Securityholder	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Golub Investments, LP(13)	6,647,231	1.37%	6,647,231	1.37%	—	—
Oak HC/FT Partners II, L.P.(14)	65,676,104	13.58%	65,676,104	13.58%	—	—
Coral Blue Investment Pte. Ltd(15)	4,035,537	*	4,035,537	*	—	—
Radiance Star Pte. Ltd.(16)	31,947,644	6.61%	31,947,644	6.61%	—	—
Poalim Equity Ltd(17)	10,986,222	2.27%	10,986,222	2.27%	—	—
SCB 10X Company Limited(18)	12,500,880	2.59%	12,500,880	2.59%	—	—
Tiger Global Management, LLC(19)	79,312,841	16.40%	79,312,841	16.40%	—	—
HS Investments IV Limited(20)	16,917,736	3.50%	16,917,736	3.50%	—	—
Whale Rock Flagship Master Fund, LP(21)	6,084,594	1.26%	6,084,594	1.26%	—	—
Whale Rock Flagship (AI) Fund LP(22)	59,305	*	59,305	*	—	—
Whale Rock Long Opportunities Master Fund, LP(23)	2,811,068	*	2,811,068	*	—	—
Whale Rock Hybrid Master Fund, LP(24)	1,128,277	*	1,128,277	*	—	—
Whale Rock Hybrid Master Fund II, LP(25)	1,452,956	*	1,452,956	*	—	—
Whale Rock Long Opportunities Fund II LP(26)	104,949	*	104,949	*	—	—
G Squared V, LP(27)	13,897,681	2.87%	13,897,681	2.87%	—	—
West Ventures Partners LP(28)	162,752	*	162,752	*	—	—
West of Everything, LLC(29)	91,933	*	91,933	*	—	—
Healthcare of Ontario Pension Plan Trust Fund(30)	6,384,613	1.32%	6,384,613	1.32%	—	—
EJF Capital LLC(31)	230,000	*	230,000	*	—	—
Wilson Boulevard LLC(32)	12,094,167	2.50%	12,094,167	2.50%	—	—
EJF Debt Opportunities Master Fund, LP(33)	10,735,000	2.22%	10,735,000	2.22%	—	—
Friedman French Foundation, Inc.(34)	200,000	*	200,000	*	—	—
Cheetah Holdings LLC(35)	300,000	*	300,000	*	—	—
Patrick Harrigan(36)	150,000	*	150,000	*	—	—
FDH Investments I, LLC(37)	100,000	*	100,000	*	—	—
Thomas D. Madison Revocable Trust(38)	20,000	*	20,000	*	—	—
Bay LLC(39)	25,000	*	25,000	*	—	—
Northwood V LLC(40)	2,500	*	2,500	*	—	—
Parker Rose Investments, LLC(41)	2,500	*	2,500	*	—	—
James R. Beers(42)	75,000	*	75,000	*	—	—
Legacy Resources LLC(43)	100,000	*	100,000	*	—	—
WO Select Investments, LLC(44)	500,000	*	500,000	*	—	—

Name of Selling Securityholder	Beneficial Ownership Before the Offering		Shares to be Sold in the Offering		Beneficial Ownership After the Offering
	Number of Shares	%	Number of Shares	%	Number of Shares	%
Pamela J. Braden Revocable Trust(45)	100,000	*	100,000	*	—	—
Verger Capital Fund LLC(46)	200,000	*	200,000	*	—	—
Thomas J. O'Donnell 1997 Declaration of Trust(47)	40,000	*	40,000	*	—	—
The Erich T. Schwartz 2019 Revocable Trust(48)	20,000	*	20,000	*	—	—
Dan Petrozzo(49)	772,464	*	772,464	*	—	—
Adi Barshatzky(50)	72,500	*	72,500	*	—	—
Ori Dahari(50)	14,388	*	14,388	*	—	—
Mor Omer(50)	71,380	*	71,380	*	—	—
Gregg Davis(50)	5,979	*	5,979	*	—	—
Ben Yoskovich(50)	120,896	*	120,896	*	—	—
Doron Gurel(50)	90,812	*	90,812	*	—	—
Theo Ellis(50)	82,030	*	82,030	*	—	—
Hod Israeli(50)	32,700	*	32,700	*	—	—
Hila Kapiloto(50)	18,686	*	18,686	*	—	—
Roee Yifrach(50)	32,513	*	32,513	*	—	—
Liron Yakov(50)	3,177	*	3,177	*	—	—
Rotem Fainholtz(50)	18,125	*	18,125	*	—	—
Assaf Yifrach(50)	899,527	*	899,527	*	—	—
Adam Nussbaum(50)	3,550	*	3,550	*	—	—
__________________
*Less than one percent.
(1)Represents 72,794,212 Class A Ordinary Shares underlying Class B Ordinary Shares.
(2)Represents 28,370,221 Class A Ordinary Shares underlying Class B Ordinary Shares.
(3)Represents 32,699,871 Class A Ordinary Shares underlying Class B Ordinary Shares held in trust for Gal Krubiner by Hamilton Trust Company of South Dakota LLC, as Trustee of the Azure Sea Trust (in trust for Gal Krubiner).
(4)Represents 61,070,092 Class A Ordinary Shares underlying Class B Ordinary Shares.
(5)Represents 1,696,469 options to acquire Class A Ordinary Shares that are exercisable within 60 days of August 31, 2022, which includes up to 1,696,469 Class A Ordinary Shares subject to performance-based vesting. Viola Ventures V.C. Management 4 Ltd., an Israeli limited liability company, serves as the investment manager of Viola Ventures IV (A), L.P., Viola Ventures IV (B), L.P., Viola Ventures Principals Fund, L.P. and Viola Ventures IV CEO Program, L.P. Avi Zeevi, Shlomo Dovrat and Harel Beit On are directors of, and collectively indirectly hold a majority of the share capital and voting power of, Viola Ventures V.C. Management 4 Ltd. The address for Viola Ventures V.C. Management 4 Ltd. is 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.
(6)Represents 504,512 options to acquire Class A Ordinary Shares that are exercisable within 60 days of August 31, 2022, which includes up to 504,512 Class A Ordinary Shares subject to performance-based vesting. A. Zeevi Management Services Ltd. is an Israeli limited liability company. Avi Zeevi holds a majority of the share capital and voting rights of A. Zeevi Management Services Ltd.
(7)Represents 42,870,652 Class A Ordinary Shares held by Viola Ventures IV (A), L.P., 44,791,537 Class A Ordinary Shares held by Viola Ventures IV (B), L.P., 660,723 Class A Ordinary Shares held by Viola Ventures IV CEO Program, L.P., 2,467,999 Class A Ordinary Shares held by Viola Ventures Principals Fund, L.P. and 7,318,418 Class A Ordinary Shares held by Viola IV P, L.P. (collectively, the “Viola Ventures IV Entities”). Viola Ventures 4 Ltd. (“GP”), a Cayman Island limited liability company, serves as the sole general partner of Viola Ventures 4, L.P., a Cayman Island exempted limited partnership, which serves as the sole general partner of each of the Viola Ventures IV Entities. Shlomo Dovrat, Harel Beit-On and Avi Zeevi are directors of, and collectively indirectly hold a majority of the outstanding equity interests of, an entity that serves as the sole shareholder and sole director of the GP, and, in such capacity, share the voting power and dispositive power on behalf of the Viola Ventures IV Entities with respect to these shares. The address for the Viola Ventures IV Entities, the GP and the foregoing individuals is c/o Viola Ventures, 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.
(8)The shares reported in this line are held by Viola Credit Five Fund, Limited Partnership (“Viola Credit Five”). Viola Credit Five GP 2015 Ltd. (“GP”), an Israeli limited liability company, which serves as the sole general partner of Viola Credit Five General Partner, Limited Partnership, an Israeli limited partnership, which serves as the sole general partner of Viola Credit Five Fund, Limited Partnership. Shlomo Dovrat. Ruthi (Simha) Furman, and Ido Vigdor are directors of, and collectively indirectly hold a majority of the outstanding equity interests of the GP, and, in such capacity, share the voting power and dispositive power on behalf of Viola Credit Five with respect to these shares. The address for the Viola Credit Five, the GP and the foregoing individuals is c/o Viola Credit, 12 Abba Eban Avenue Ackerstein Towers Bldg. D Herzliya 4672530 Israel.
(9)Represents (i) 3,127,789 Class A Ordinary Shares, and (ii) private placement warrants to acquire 312,798 Class A Ordinary Shares. Aflac Global Ventures, LLC, a Delaware limited liability company (“Aflac Global”), is the sole member of Aflac Ventures, LLC. Frederick J. Crawford, Max K. Broden, and Nadeem Khan are members of the board of Aflac Global and, in such capacity, share the voting power and dispositive power on behalf of Aflac Ventures, LLC with respect to these shares. Each of Frederick J. Crawford, Max K. Broden, and Nadeem Khan disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. The business address of Aflac Global is 1932 Wynnton Road, Columbus, GA 31999, USA.
(10)Represents 16,669,647 Class A ordinary Shares held by Clal Insurance Company Ltd. (for the benefit of participating insurance policies under its management), 19,782,113 Class A ordinary Shares held by Clal Pension and Provident Funds Ltd. (for the benefit of provident funds and pension funds under its management), 6,173,550 Class A ordinary Shares held by Clal Insurance Company Ltd. (for Nostro), and 401,741 Class A ordinary Shares held by Atudot Pension Fund For Employees and Independents Ltd. (for the benefit of pension funds under its management) (collectively, the “Clal Entities”). Clal Insurance Enterprises Holdings Ltd., by virtue of its control of the Clal Entities, may be deemed to beneficially own the Pagaya Ordinary Shares beneficially owned by the Clal Entities. Clal Insurance Enterprises Holdings Ltd. is governed by its board of directors, and the directors on the board are Haim Samet, Yoram Naveh, Yair Bar-Touv, Sami Moalem, Shmuel Schwartz, Varda Alshech, Hana Mazal Margaliot, Ronny Maliniak and Maya Liquornik. The business address of Clal Insurance Enterprises Holdings Ltd is 36 Raoul Wallenberg Street, Tel Aviv 6136902, Israel.
(11)Represents (i) 39,946,398 Class A Ordinary Shares, and (ii) private placement warrants to acquire 1,241,661 Class A Ordinary Shares. The private placement warrants are subject to performance-based vesting. Investment and voting power of the shares is exercised by Simon Glick and Sam Levinson. The business address of Saro LP is 80 Park Plaza, Suite 21A, Newark, New Jersey, 07102-4109, USA.
(12)The address of Mr. Brown is 169 Colonial Parkway, Manhasset, New York, 11030, USA.
(13)Represents (i) 6,456,264 Class A Ordinary shares, and (ii) private placement warrants to acquire 190,967 Class A Ordinary Shares. Matthew Golub, as General Partner of Golub Investments LP, exercises sole voting and dispositive power with respect to the shares held by Golub Investments LP. The address of Golub Investments LP is 3399 PGA Blvd., Suite 360, Palm Beach, Florida, 33410, USA.
(14)Investment and voting power of the shares is exercised by Ann Lamont, Andrew Adams and Patricia Kemp. The business address of Oak HC/FT is 2200 Atlantic Street, Suite 300, Stamford, Connecticut, 06902, USA.
(15)Represents (i) 3,450,303 Class A Ordinary Shares, and (ii) private placement warrants to acquire 585,234 Class A Ordinary Shares. Includes up to 84,646 shares subject to performance-based vesting. Coral Blue Investment Pte. Ltd. (“Coral Blue”) shares the power to vote and the power to dispose of all of such securities with GIC Special Investments Private Limited (“GIC SI”) and GIC Private Limited (“GIC”). GIC SI is wholly owned by GIC and is the private equity investment arm of GIC. GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and Monetary Authority of Singapore. Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address of Coral Blue is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(16)Represents (i) 27,852,125 Class A Ordinary Shares, and (ii) private placement warrants to acquire 4,095,519 Class A Ordinary Shares. Includes up to 592,335 shares subject to performance-based vesting. Radiance Star Pte. Ltd. (“Radiance Star”) shares the power to vote and power to dispose of all of the shares held directly by it with GIC Asset Management Pte. Ltd. (“GAM”) and GIC Private Limited (“GIC”). GAM is the public equity investment arm of GIC. GIC is a fund manager and only has two clients – the Government of Singapore (“GoS”) and Monetary Authority of Singapore. Under the investment management agreement with GoS, GIC has been given the sole discretion to exercise the voting rights attached to, and the disposition of, any shares managed on behalf of GoS. GIC is wholly owned by the GoS and was set up with the sole purpose of managing Singapore’s foreign reserves. The GoS disclaims beneficial ownership of such shares. The address of Radiance Star is 168 Robinson Road, #37-01 Capital Tower, Singapore 068912.
(17)Represents (i) 10,317,650 Class A Ordinary Shares, and (ii) private placement warrants to acquire 668,572 Class A Ordinary Shares. Investment and voting power of the shares is exercised by any two of the signatories of Poalim Equity Ltd. Each of the signatories disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. The business address of Poalim Equity Ltd (f/ka/a Polaim Ventures Ltd) is Alrov Tower, 46 Rothschild St., Tel-Aviv, Israel.
(18)Represents (i) 12,214,429 Class A Ordinary Shares, and (ii) private placement warrants to acquire 286,451 Class A Ordinary Shares. The private placement warrants are subject to performance-based vesting. Investment and voting power of the shares is exercised by Arthid Nanthawithaya, Kan Trakulhoon, Pailin Chuchottaworn, Chanond Ruangkritya, Ning Ma, David Roberts, Jareeporn Jarukornsakul, Arak Sutivong, and Mukaya Panich. The business address of SCB 10X Company Limited is 2525 One FYI Tower, Unit No. 1/301-1/305 office zone, 3rd floor, Rama4 road, Klong-Toei Sub-district, Klong-Toei district, Bangkok.
(19)The shares being registered represent (i) 60,211,258 Class A Ordinary Shares held by entities and/or persons affiliated with Tiger Global Management, LLC, a Delaware limited liability company, and (ii) 19,101,583 Class A Ordinary Shares issuable upon exercise of private placement warrants held by entities and/or persons affiliated with Tiger Global Management, LLC. The private placement warrants are subject to performance-based vesting. Tiger Global Management, LLC is controlled by Charles P. Coleman III and Scott Shleifer. The business address for each of Tiger Global Management, LLC, Charles P. Coleman III and Scott Shleifer is c/o Tiger Global Management, LLC, 9 West 57th Street, 35th Floor, New York, New York 10019.
(20)Represents (i) 12,142,434 Class A Ordinary Shares, and (ii) private placement warrants to acquire 4,775,302 Class A Ordinary Shares. The private placement warrants are subject to performance-based vesting. The board of directors of HS Investments IV Limited comprises Trina Le Noury and Kate Solway and each director has shared voting and dispositive power with respect to the securities held by HS Investments IV Limited. Each of them disclaims beneficial ownership of the securities held by HS Investments IV Limited. The address of HS Investments IV Limited is East Wing, Trafalgar Court, Les Banques, St Peter Port, Guernsey, GY1 3PP.
(21)Whale Rock Capital Management LLC (“Whale Rock”) is the investment manager of the Whale Rock Flagship Master Fund, LP (“Whale Rock Flagship Master Fund”). Alexander Sacerdote is the managing member of Whale Rock. Accordingly, each of Whale Rock and Mr. Sacerdote may be deemed to have beneficial ownership of the shares held by the Whale Rock Flagship Master Fund insofar as they have the power to direct the voting or the disposition of such shares. Each of Whale Rock Capital and Mr. Sacerdote disclaims beneficial interest of the shares held by the Whale Rock Flagship Master Fund except to the extent of their respective pecuniary interest therein. The business address of Whale Rock Flagship Master Fund, LP is 2 International Place Boston, Massachusetts 02110.
(22)Whale Rock Capital Management LLC (“Whale Rock”) is the investment manager of the Whale Rock Flagship (AI) Fund LP (“Whale Rock Flagship AI Fund”). Alexander Sacerdote is the managing member of Whale Rock. Accordingly, each of Whale Rock and Mr. Sacerdote may be deemed to have beneficial ownership of the shares held by the Whale Rock Flagship AI Fund insofar as they have the power to direct the voting or the disposition of such shares. Each of Whale Rock Capital and Mr. Sacerdote disclaims beneficial interest of the shares held by the Whale Rock Flagship AI Fund except to the extent of their respective pecuniary interest therein. The business address of Whale Rock Flagship (AI) Fund LP is 2 International Place Boston, Massachusetts, 02110.
(23)Whale Rock Capital Management LLC (“Whale Rock”) is the investment manager of the Whale Rock Long Opportunities Master Fund, LP (“Whale Rock Long Opportunities Master Fund”). Alexander Sacerdote is the managing member of Whale Rock. Accordingly, each of Whale Rock and Mr. Sacerdote may be deemed to have beneficial ownership of the shares held by the Whale Rock Long Opportunities Master Fund insofar as they have the power to direct the voting or the disposition of such shares. Each of Whale Rock Capital and Mr. Sacerdote disclaims beneficial interest of the shares held by the Whale Rock Long Opportunities Master Fund except to the extent of their respective pecuniary interest therein. The business address of Whale Rock Long Opportunities Master Fund, LP is 2 International Place Boston, Massachusetts, 02110.
(24)Whale Rock Capital Management LLC (“Whale Rock”) is the investment manager of the Whale Rock Hybrid Master Fund, LP (“Whale Rock Hybrid Master Fund”). Alexander Sacerdote is the managing member of Whale Rock. Accordingly, each of Whale Rock and Mr. Sacerdote may be deemed to have beneficial ownership of the shares held by the Whale Rock Hybrid Master Fund insofar as they have the power to direct the voting or the disposition of such shares. Each of Whale Rock Capital and Mr. Sacerdote disclaims beneficial interest of the shares held by the Whale Rock Hybrid Master Fund except to the extent of their respective pecuniary interest therein. The business address of Whale Rock Hybrid Master Fund, LP is 2 International Place Boston, Massachusetts, 02110.
(25)Whale Rock Capital Management LLC (“Whale Rock”) is the investment manager of the Whale Rock Hybrid Master Fund II, LP (“Whale Rock Hybrid Master Fund II”). Alexander Sacerdote is the managing member of Whale Rock. Accordingly, each of Whale Rock and Mr. Sacerdote may be deemed to have beneficial ownership of the shares held by the Whale Rock Hybrid Master Fund II insofar as they have the power to direct the voting or the disposition of such shares. Each of Whale Rock Capital and Mr. Sacerdote disclaims beneficial interest of the shares held by the Whale Rock Hybrid Master Fund II except to the extent of their respective pecuniary interest therein. The business address of Whale Rock Hybrid Master Fund II, LP is 2 International Place Boston, Massachusetts, 02110.
(26)Whale Rock Capital Management LLC (“Whale Rock”) is the investment manager of the Whale Rock Long Opportunities Fund II LP (“Whale Rock Long Opportunities Fund II”). Alexander Sacerdote is the managing member of Whale Rock. Accordingly, each of Whale Rock and Mr. Sacerdote may be deemed to have beneficial ownership of the shares held by the Whale Rock Long Opportunities Fund II insofar as they have the power to direct the voting or the disposition of such shares. Each of Whale Rock Capital and Mr. Sacerdote disclaims beneficial interest of the shares held by the Whale Rock Long Opportunities Fund II except to the extent of their respective pecuniary interest therein. The business address of Whale Rock Long Opportunities Master Fund II, LP is 2 International Place Boston, Massachusetts, 02110.
(27)Investment and voting power of the shares is exercised by Larry Aschebrook. The business address of G Squared V, LP is 205 N Michigan Avenue, Suite 3770 Chicago, Illinois, 60601.
(28)Investment and voting power of the shares is exercised by Joanna Rees. The business address of West Ventures Partners LP is 3790 El Camino Road #856 Palo Alto, California, 94306, USA.
(29)Represents private placement warrants to acquire 91,933 Class A Ordinary Shares. Investment and voting power of the shares is exercised by Joanna Rees. The business address of West of Everything, LLC is 3790 El Camino Road #856 Palo Alto, California, 94306, USA.
(30)The business address of Healthcare of Ontario Pension Plan Trust Fund is 1 York Street, Suite 1900, Toronto, Ontario, M5J 0B6, Canada.
(31)Investment and voting power of the shares is exercised by Emanuel J. Friedman, Neal J. Wilson, and Thomas B. Mayrhofer. The business address of EJF Capital LLC is 2107 Wilson Boulevard, Suite 410 Arlington, Virginia, 22201, USA.
(32)Investment and voting power of the shares is exercised by Emanuel J. Friedman, Neal J. Wilson, and Thomas B. Mayrhofer. The business address of Wilson Boulevard LLC is 2107 Wilson Boulevard, Suite 410 Arlington, Virginia, 22201, USA.
(33)Investment and voting power of the shares is exercised by Emanuel J. Friedman, Regina Richardson, Neal Wilson, and Thomas Mayrhofer. The business address of EJF Debt Opportunities Master Fund, LP is 2107 Wilson Boulevard, Suite 410 Arlington, Virginia, 22201, USA.
(34)Investment and voting power of the shares is exercised by Emanuel J. Friedman, Kindy French, and Simone Friedman. Each of Emanuel J. Friedman, Kindy French, and Simone Friedman disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. The business address of Friedman French Foundation, Inc. is 2330 California Street NW, Washington, DC 20008, USA.
(35)Investment and voting power of the shares is exercised by Emanuel J. Friedman, J. Paul Drake, and Kindy French. Each of Emanuel J. Friedman, J. Paul Drake, and Kindy French disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. The business address of Cheetah Holdings LLC is 27 Hospital Road, Georgetown, Cayman Islands, KY1-9008.
(36)The address of Patrick Harrigan is Singapore.
(37)Investment and voting power of the shares is exercised by Robert J. Flanagan, Joseph A. Del Guercio, and Jennifer K. Hsin. Each of Robert J. Flanagan, Joseph A. Del Guercio, and Jennifer K. Hsin disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. The business address of FDH Investments LLC is Potomac, Maryland, USA.
(38)Investment and voting power of the shares is exercised by Thomas D. Madison. The business address of Thomas D. Madison Revocable Trust is Alexandria, Virginia, USA.
(39)Investment and voting power of the shares is exercised by Barry Curtiss-Lusher. The business address of Bay LLC is Denver, Colorado, USA.
(40)Investment and voting power of the shares is exercised by Ben Lusher. The business address of Northwood V LLC is Denver, Colorado, USA.
(41)Investment and voting power of the shares is exercised by Andrew McQuade. The address of Parker Rose Investments, LLC is Brentwood, California, 94513, USA.
(42)Investment and voting power of the shares is exercised by James R. Beers. The address of Mr. Beers is USA.

(43)Investment and voting power of the shares is exercised by Joseph J. Grigg Jr. The business address of Legacy Resources LLC is LaCanada, California, 91011.
(44)Investment and voting power of the shares is exercised by Aaron Wolfson. Mr. Wolfson disclaims beneficial ownership of the shares except to the extent of his pecuniary interest. The address of WO Select Investments, LLC is New York, NY, USA.
(45)Investment and voting power of the shares is exercised by Pamela J. Braden. The business address of Pamela J. Braden Revocable Trust is Ft Lauderdale, Florida, USA.
(46)Investment and voting power of the shares is exercised by James J. Dunn, Craig O. Thomas, and Vicki J. West. Each of James J. Dunn, Craig O. Thomas, and Vicki J. West disclaims beneficial ownership of these securities, except to the extent of its pecuniary interest therein. The business address of Verger Capital Fund LLC is Winston-Salem, North Carolina, 27101, USA.
(47)Investment and voting power of the shares is exercised by Thomas J. O’Donnell. The business address of Thomas J. O'Donnell 1997 Declaration of Trust is Longboat Key, Florida, , USA.
(48)Investment and voting power of the shares is exercised by Erich T. Schwartz. The business address of the Erich T. Schwartz 2019 Revocable Trust is Austin, Texas, USA.
(49)Represents (i) 772,464 Class A Ordinary Shares, (ii) 1,413,668 vested options or options that will vest within 60 days of September 27, 2022 and (iii) 282,801 options subject to performance-based vesting that may be exercised into Class A Ordinary Shares. Includes up to 1,696,469 Class A Ordinary Shares subject to performance-based vesting. The address of Mr. Petrozzo is 35 Barron Hill Road, Easton, Pennsylvania, 18042, USA.
(50)Employee of Pagaya Technologies Ltd.

PLAN OF DISTRIBUTION
We are registering the issuance by us of up to 46,100,020 shares of our Class A Ordinary Shares. We are also registering the resale by the Selling Securityholders or their permitted transferees of up to 676,627,977 shares of our Class A Ordinary Shares (including Class A Ordinary Shares underlying the Warrants and Class B Ordinary Shares).
The Selling Securityholders may offer and sell, from time to time, their respective shares of Class A Ordinary Shares covered by this prospectus. The Selling Securityholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The Selling Securityholders may sell their securities by one or more of, or a combination of, the following methods:
•on Nasdaq, in the over-the-counter market or on any other national securities exchange on which our securities are listed or traded;
•in privately negotiated transactions;
•in underwritten transactions;
•in a block trade in which a broker-dealer will attempt to sell the offered securities as agent but may purchase and resell a portion of the block as principal to facilitate the transaction;
•through purchases by a broker-dealer as principal and resale by the broker-dealer for its account pursuant to this prospectus;
•in ordinary brokerage transactions and transactions in which the broker solicits purchasers;
•through the writing of options (including put or call options), whether the options are listed on an options exchange or otherwise;
•through the distribution for value of the securities by any Selling Securityholder to its partners, members, stockholders or other equity holders;
•in short sales entered into after the effective date of the registration statement of which this prospectus is a part;
•by pledge to secured debts and other obligations;
•to or through underwriters or agents;
•“at the market” or through market makers or into an existing market for the securities; or
•any other method permitted pursuant to applicable law.
The Selling Securityholders may sell the securities at prices then prevailing, related to the then prevailing market price or at negotiated prices. The offering price of the securities from time to time will be determined by the Selling Securityholders and, at the time of the determination, may be higher or lower than the market price of our securities on Nasdaq or any other exchange or market.
The Selling Securityholders may also sell our securities short and deliver the securities to close out their short positions or loan or pledge the securities to broker-dealers that in turn may sell the securities. The shares may be sold directly or through broker-dealers acting as principal or agent or pursuant to a distribution by one or more underwriters on a firm commitment or best-efforts basis. The Selling Securityholders may also enter into hedging transactions with broker-dealers. In connection with such transactions, broker-dealers of other financial institutions may engage in short sales of our securities in the course of hedging the positions they assume with the Selling Securityholders. The Selling Securityholders may also enter into options or other transactions with broker-dealers or other financial institutions, which require the delivery to such broker-dealer or other financial institution of securities offered by this prospectus, which securities such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). In connection with an underwritten offering, underwriters or agents may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders or from purchasers of the offered securities for whom they may act as agents. In addition, underwriters may sell the securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agents. The Selling Securityholders and any underwriters, dealers or agents participating in a distribution of the securities may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the securities by the Selling Securityholders and any commissions received by broker-dealers may be deemed to be underwriting commissions under the Securities Act.
The Selling Securityholders party to Subscription Agreements or the Registration Rights Agreement have agreed, and the other Selling Securityholders may agree, to indemnify an underwriter, broker-dealer or agent against certain liabilities related to the sale of the securities, including liabilities under the Securities Act.
In order to comply with the securities laws of certain states, if applicable, the securities must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the securities may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.
The Selling Securityholders are subject to the applicable provisions of the Exchange Act and the rules and regulations under the Exchange Act, including Regulation M. This regulation may limit the timing of purchases and sales of any of the securities offered in this prospectus by the Selling Securityholders. The anti-manipulation rules under the Exchange Act may apply to sales of the securities in the market and to the activities of the Selling Securityholders and their affiliates. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of the securities to engage in market-making activities for the particular securities being distributed for a period of up to five business days before the distribution. The restrictions may affect the marketability of the securities and the ability of any person or entity to engage in market-making activities for the securities.
At the time a particular offer of securities is made, if required, a prospectus supplement will be distributed that will set forth the number of securities being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.
To the extent required, this prospectus may be amended and/or supplemented from time to time to describe a specific plan of distribution. Instead of selling the securities under this prospectus, the Selling Securityholders may sell the securities in compliance with the provisions of Rule 144 under the Securities Act, if available, or pursuant to other available exemptions from the registration requirements of the Securities Act.
Lock-up Agreements
Certain of our shareholders were subject to the lock-up provisions in the Pagaya A&R Articles. These Lock-Up Agreements entered into in connection with the EJFA Merger set forth that certain lock-up restrictions will expire in the six to twelve months following closing of the EJFA Merger, or earlier if certain trading price thresholds are achieved. As a result of our share price satisfying certain of these price thresholds, the lock-up restrictions (i) expired on September 20, 2022, with respect to 50% of the Lock-Up Shares owned by Pagaya Equity Holders and their permitted transferees and (ii) expired on December 19, 2022, with respect to the remaining 50% of the Lock-Up Shares owned by Pagaya Equity Holders and their permitted transferees and all of the shares owned by the Sponsor and certain directors and advisors of EJFA and their permitted transferees. See the Pagaya A&R Articles, which are an exhibit to the current report on Form 6-K furnished to the SEC on May 26, 2023, and incorporated by reference into this prospectus.

EXPENSES RELATED TO THE OFFERING
The following table sets forth all expenses to be paid by us in connection with the issuance and distribution of Class A Ordinary Shares being registered by this registration statement. All amounts shown are estimates except for the SEC registration fee.
We will bear all costs, expenses and fees in connection with the registration of the securities. Selling Securityholders, however, will bear all brokers and underwriting commissions and discounts, if any, attributable to their sale of the securities.

Amount
SEC registration fee	$180,205.85
Accounting fees and expenses	*
Legal fees and expenses	*
Financial printing and miscellaneous expenses	*
Total	*
__________________
*Estimated not presently known

U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a summary of U.S. federal income tax considerations of the ownership and disposition of our Class A Ordinary Shares. This discussion is based on the Code, the regulations promulgated by the U.S. Department of the Treasury pursuant to and in respect of provisions of the Code (“Treasury Regulations”), published positions of the IRS, court decisions and other applicable authorities, all as of the date hereof and all of which are subject to change or differing interpretations (possibly with retroactive effect). This discussion applies only to Class A Ordinary Shares that are held as capital assets within the meaning of the Code (generally, property held for investment). The following does not purport to be a complete analysis of all potential U.S. federal income tax effects arising in connection with the ownership and disposition of Class A Ordinary Shares. Pagaya has not sought and will not seek any rulings from the IRS regarding any matter discussed herein. There can be no assurance that the IRS will not assert, or that a court will not sustain, a position contrary to any of those set forth below.
This discussion does not discuss all aspects of U.S. federal income taxation that may be relevant to holders in light of their particular circumstances or status including:
•our officers or directors;
•banks, insurance companies, and other financial institutions;
•tax-exempt entities or governmental organizations;
•tax-qualified retirement plans;
•regulated investment companies and real estate investment trusts;
•brokers, dealers, or traders in securities that elect to use a mark-to-market method of accounting;
•persons that elect to mark their securities to market;
•certain expatriates and former citizens or residents of the United States;
•persons that have a functional currency other than the U.S. dollar;
•persons holding Class A Ordinary Shares as part of a hedging, integrated, straddle, conversion or constructive sale transaction for U.S. federal income tax purposes;
•persons subject to special tax accounting rules as a result of any item of gross income with respect to Class A Ordinary Shares being taken into account in an applicable financial statement;
•persons that actually or constructively own 5% or more of our shares by vote or value; and
•persons that acquired Class A Ordinary Shares pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation or in connection with services.
This discussion does not address the estate or gift taxes or the alternative minimum tax, or any state, local or non-U.S. tax considerations or any tax considerations other than U.S. federal income tax considerations.
For purposes of this discussion, a “U.S. Holder” is any beneficial owner of Class A Ordinary Shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (including any entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia;
•an estate whose income is subject to U.S. federal income taxation regardless of its source; or

•a trust if (i) a court within the U.S. is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have the authority to control all of the trust’s substantial decisions, or (ii) the trust has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
If a partnership (including any entity or arrangement treated as a partnership or other pass-through entity for U.S. federal income tax purposes) holds Class A Ordinary Shares, the U.S. federal income tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership and certain determinations made at the owner or participant level. Accordingly, partners and partnerships considering an investment in Class A Ordinary Shares should consult their tax advisors regarding the U.S. federal income tax considerations to them of an investment in Class A Ordinary Shares.
THE U.S. FEDERAL INCOME TAX TREATMENT OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES TO ANY PARTICULAR HOLDER WILL DEPEND ON THE HOLDER’S PARTICULAR TAX CIRCUMSTANCES. EACH HOLDER SHOULD CONSULT ITS TAX ADVISOR WITH RESPECT TO THE PARTICULAR TAX CONSEQUENCES TO SUCH HOLDER OF THE OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING THE EFFECTS OF U.S. FEDERAL, STATE, LOCAL AND NON-U.S. TAX LAWS.
Taxation of dividends and other distributions on Class A Ordinary Shares
Distributions of cash or other property to a U.S. Holder with respect to such U.S. Holder’s Class A Ordinary Shares will generally be treated as dividends for U.S. federal income tax purposes to the extent paid out of Pagaya’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles). Distributions in excess of such earnings and profits will generally be applied against and reduce the U.S. Holder’s basis in its Class A Ordinary Shares (but not below zero) and, to the extent in excess of such basis, will be treated as gain from the sale or exchange of such Class A Ordinary Shares. Because Pagaya does not intend to determine its earnings and profits under U.S. federal income tax principles, distributions made by Pagaya will generally be reported as dividends. In the case of corporate U.S. Holders, such dividends will generally be subject to tax at regular U.S. graduated income tax rates and will not be eligible for the dividends-received deduction generally allowed to domestic corporations in respect of dividends received from other domestic corporations.
In the case of non-corporate U.S. Holders, such dividends will generally be subject to tax at preferential long-term capital gains rates only if (i) Class A Ordinary Shares are readily tradable on an established securities market in the United States or (ii) Pagaya is eligible for the benefits of the income tax treaty between the United States and Israel (the “Treaty”), in each case, provided that Pagaya is not treated as a PFIC at the time the dividend was paid or in the previous year and certain other requirements are met. U.S. Holders should consult their tax advisors regarding the availability of the lower rate for any dividends paid with respect to Class A Ordinary Shares.
Subject to certain exceptions, dividends on Class A Ordinary Shares will generally be treated as non-U.S. source income and will generally constitute “passive category” income for U.S. foreign tax credit limitation purposes. As described under “Certain Material Israeli Tax Considerations,” a U.S. Holder may be subject to Israeli withholding taxes on such dividends. Subject to certain conditions and limitations, a Treaty-eligible U.S. Holder may be eligible to claim a foreign tax credit in respect of any Israeli income taxes paid or withheld with respect to dividends on Class A Ordinary Shares to the extent such taxes are nonrefundable under the Treaty. Recently issued Treasury Regulations, which apply to foreign taxes paid or accrued in taxable years beginning on or after December 28, 2021 (the “Foreign Tax Credit Regulations”), may in some circumstances prohibit a U.S. person from claiming a foreign tax credit with respect to certain non-U.S. taxes that are not creditable under applicable income tax treaties. Instead of claiming a credit for non-U.S. taxes, a U.S. Holder may elect to deduct such taxes in computing its taxable income for U.S. federal income tax purposes, provided that the U.S. Holder does not elect to claim a foreign tax credit for any non-U.S. income taxes paid or accrued for the relevant taxable year. The rules governing foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.

Disposition of Class A Ordinary Shares
Upon a sale, exchange, or other taxable disposition of Class A Ordinary Shares, a U.S. Holder will generally recognize capital gain or loss. The amount of gain or loss recognized will generally be equal to the difference between (i) the sum of the amount of cash and the fair market value of any property received in such disposition and (ii) the U.S. Holder’s adjusted tax basis in its Class A Ordinary Shares sold or exchanged in such disposition.
Any gain or loss recognized by a U.S. Holder on the disposition of Class A Ordinary Shares will generally be capital gain or loss and will generally be long-term capital gain or loss if, at the time of the disposition, the U.S. Holder’s holding period in its Class A Ordinary Shares exceeds one year. Long-term capital gains of individuals and certain other non-corporate U.S. Holders are eligible for reduced rates of taxation. The deductibility of capital losses is subject to certain limitations.
Any gain or loss realized by a U.S. Holder on the disposition of Class A Ordinary Shares will generally be treated as U.S. source gain or loss for U.S. foreign tax credit purposes. As a consequence, Israeli taxes (including withholding taxes), if any, imposed on any such gain may not be creditable against the U.S. Holder’s U.S. federal income tax liability under the U.S. foreign tax credit limitations of the Code. U.S. Holders that are eligible for the benefits of the Treaty may apply the Treaty to treat such gain as Israeli source, however. Notwithstanding this, pursuant to recently issued Treasury Regulations, it is possible that Treaty-eligible U.S. Holders that do not apply the Treaty and U.S. Holders that are not eligible for benefits under the Treaty may not be able to claim a foreign tax credit for any Israeli taxes imposed on a disposition of Class A Ordinary Shares. The rules regarding foreign tax credits and the deductibility of foreign taxes are complex. All U.S. Holders, whether or not they are Treaty-eligible, should consult their tax advisors regarding the availability of foreign tax credits and the deductibility of foreign taxes in light of their particular circumstances.
Passive foreign investment company considerations
Definition of a PFIC
A non-U.S. corporation will generally be classified as a PFIC for U.S. federal income tax purposes if either (i) at least 75% of its gross income in a taxable year is passive income (the “income test”) or (ii) at least 50% of its assets in a taxable year (generally determined based on fair market value and averaged quarterly over the year) produce or are held for the production of passive income (the “asset test”). For this purpose, a corporation is generally treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, at least 25% (by value) of the stock. Passive income generally includes dividends, interest, rents and royalties (other than rents or royalties derived from the active conduct of a trade or business) and gains from the disposition of passive assets. For purposes of these rules, interest income earned by a corporation is considered to be passive income and cash held by a corporation is considered to be a passive asset.
PFIC status of Pagaya
We do not believe we were a PFIC for our taxable year ended December 31, 2022. However, no assurances regarding our PFIC status can be provided for any past, current or future taxable years. The determination of whether we are a PFIC is a fact-intensive determination made on an annual basis and the applicable law is subject to varying interpretation. In particular, the characterization of our assets as active or passive may depend in part on our current and intended future business plans, which are subject to change. Even if we determine that we are not a PFIC for a taxable year, there can be no assurance that the Internal Revenue Service, or IRS, will agree with our conclusion and that the IRS would not successfully challenge our position. Accordingly, our U.S. counsel expresses no opinion with respect to our PFIC status for any taxable year.
Application of PFIC rules to Class A Ordinary Shares
If (i) Pagaya is determined to be a PFIC for any taxable year (or portion thereof) that is included in the holding period of a U.S. Holder and (ii) the U.S. Holder did not make a timely and effective QEF Election (as defined below) for Pagaya’s first taxable year as a PFIC in which the U.S. Holder held (or was deemed to hold) Class A

Ordinary Shares (such taxable year as it relates to each U.S. Holder, the “First PFIC Holding Year”) or a Mark-to-Market Election (as defined below), then such holder will generally be subject to special rules (the “Default PFIC Regime”) with respect to:
•any gain recognized by the U.S. Holder on the sale or other disposition of its Class A Ordinary Shares; and
•any “excess distribution” made to the U.S. Holder (generally, any distributions to such U.S. Holder during a taxable year of the U.S. Holder that are greater than 125% of the average annual distributions received by such U.S. Holder in respect of Class A Ordinary Shares during the three preceding taxable years of such U.S. Holder or, if shorter, such U.S. Holder’s holding period for such Class A Ordinary Shares).
Under the Default PFIC Regime:
•the U.S. Holder’s gain or excess distribution will be allocated ratably over the U.S. Holder’s holding period for its Class A Ordinary Shares;
•the amount of gain allocated to the U.S. Holder’s taxable year in which the U.S. Holder recognized the gain or received the excess distribution, or to the period in the U.S. Holder’s holding period before the first day of the first taxable year in which Pagaya is a PFIC, will be subject to tax as ordinary income;
•the amount of gain allocated to other taxable years (or portions thereof) of the U.S. Holder included in such U.S. Holder’s holding period will be subject to tax at the highest tax rate in effect for that year and applicable to the U.S. Holder; and
•an additional tax equal to the interest charge generally applicable to underpayments of tax will be imposed on the U.S. Holder in respect of the tax attributable to each such other taxable year of such U.S. Holder included in such U.S. Holder’s holding period.
QEF Election and Mark-to-Market Election
In general, if Pagaya is determined to be a PFIC, a U.S. Holder may avoid the Default PFIC Regime with respect to its Class A Ordinary Shares by making a timely and effective “qualified electing fund” election under Section 1295 of the Code (a “QEF Election”) for such holder’s First PFIC Holding Year. In order to comply with the requirements of a QEF Election with respect to Class A Ordinary Shares, a U.S. Holder must receive certain information from Pagaya. Because Pagaya does not intend to provide such information, however, the QEF Election will not be available to U.S. Holders with respect to Class A Ordinary Shares.
Alternatively, if a U.S. Holder, at the close of its taxable year, owns (or is deemed to own) shares in a PFIC that are treated as marketable shares, the U.S. Holder may make a mark-to-market election (a “Mark-to-Market Election”) with respect to such shares for such taxable year. A U.S. Holder that makes a valid Mark-to-Market Election for such holder’s First PFIC Holding Year will generally not be subject to the Default PFIC Regime with respect to its Class A Ordinary Shares as long as such shares continue to be treated as marketable shares. Instead, the U.S. Holder will generally include as ordinary income for each year that Pagaya is treated as a PFIC, the excess, if any, of the fair market value of its Class A Ordinary Shares at the end of its taxable year over the adjusted basis in its Class A Ordinary Shares. The U.S. Holder also will be allowed to take an ordinary loss in respect of the excess, if any, of the adjusted basis of its Class A Ordinary Shares over the fair market value of its Class A Ordinary Shares at the end of its taxable year (but only to the extent of the net amount of previously included income as a result of the Mark-to-Market Election). The U.S. Holder’s basis in its Class A Ordinary Shares will be adjusted to reflect any such income or loss amounts, and any additional gain recognized on a sale or other taxable disposition of the Class A Ordinary Shares in a taxable year in which Pagaya is treated as a PFIC will be treated as ordinary income. Special tax rules may also apply if a U.S. Holder makes a Mark-to-Market Election for a taxable year after such holder’s First PFIC Holding Year.
The Mark-to-Market Election is available only for stock that is regularly traded on a national securities exchange that is registered with the SEC, including Nasdaq. U.S. Holders should consult their tax advisors regarding the availability and tax considerations relevant to a Mark-to-Market Election with respect to Class A Ordinary Shares in their particular circumstances.
If Pagaya is determined to be a PFIC and, at any time, has a non-U.S. subsidiary that is classified as a PFIC, U.S. Holders will generally be deemed to own a portion of the shares of such lower-tier PFIC, and could incur liability for the deferred tax and interest charge described above if Pagaya receives a distribution from, or disposes of all or part of Pagaya’s interest in, the lower-tier PFIC or the U.S. Holders otherwise were deemed to have disposed of an interest in the lower-tier PFIC. A Mark-to-Market Election will generally not be available with respect to such lower-tier PFIC. U.S. Holders should consult their tax advisors regarding the tax considerations relevant to the deemed ownership of lower-tier PFICs.
A U.S. Holder that owns (or is deemed to own) shares in a PFIC during any taxable year of the U.S. Holder, may be required to file an IRS Form 8621 with such U.S. Holder’s U.S. federal income tax return (whether or not a QEF Election or a Mark-to-Market Election is made) and provide such other information as may be required by the U.S. Treasury Department. The rules governing PFICs and QEF Elections and Mark-to-Market Elections are complex and their application is affected by various factors in addition to those described above. Accordingly, U.S. Holders of Class A Ordinary Shares should consult their tax advisors concerning the application of the PFIC rules to Class A Ordinary Shares in their particular circumstances.
THE PFIC RULES ARE COMPLEX AND THEIR APPLICATION IS AFFECTED BY VARIOUS FACTORS IN ADDITION TO THOSE DESCRIBED ABOVE. ALL U.S. HOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE APPLICATION OF THE PFIC RULES TO THEM, INCLUDING WITH RESPECT TO WHETHER A QEF ELECTION (OR A QEF ELECTION ALONG WITH A PURGING ELECTION), A MARK-TO-MARKET ELECTION OR ANY OTHER ELECTION IS AVAILABLE AND THE CONSIDERATIONS RELEVANT TO THEM OF ANY SUCH ELECTION, AND THE IMPACT OF ANY PROPOSED OR FINAL PFIC TREASURY REGULATIONS.

CERTAIN MATERIAL ISRAELI TAX CONSIDERATIONS
The following description is not intended to constitute a complete analysis of all tax consequences relating to the acquisition, ownership and disposition of the Class A Ordinary Shares. You should consult your own tax advisor concerning the tax consequences of your particular situation, as well as any tax consequences that may arise under the laws of any state, local, foreign or other taxing jurisdiction.
Israeli tax considerations
The following is a brief summary of certain material Israeli income tax laws applicable to Pagaya, and certain Israeli Government programs that may benefit Pagaya. This section also contains a discussion of certain material Israeli tax consequences concerning the ownership and disposition of Class A Ordinary Shares purchased by investors. This summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. Examples of such investors include residents of Israel, trusts or traders in securities who are subject to special tax regimes not covered in this discussion. To the extent that the discussion is based on new tax legislation that has not yet been subject to judicial or administrative interpretation, Pagaya cannot assure you that the appropriate tax authorities or the courts will accept the views expressed in this discussion. The discussion below is not intended, and should not be construed, as legal or professional tax advice and is not exhaustive of all possible tax considerations. The discussion is subject to change, including due to amendments under Israeli law or changes to the applicable judicial or administrative interpretations of Israeli law, which amendments or changes could affect the tax consequences described below.
SHAREHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE ISRAELI OR OTHER TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF CLASS A ORDINARY SHARES, INCLUDING, IN PARTICULAR, THE EFFECT OF ANY NON-U.S., STATE OR LOCAL TAXES.
General corporate tax structure in Israel
Israeli companies are generally subject to corporate tax on their taxable income. The corporate tax rate is currently 23%, which has been the rate since 2018. However, the effective tax rate payable by a company that derives income from a Preferred Enterprise or a Technological Enterprise (as discussed below) may be considerably less. Capital gains derived by an Israeli company are generally subject to taxation at the corporate tax rate.
Law for the Encouragement of Industry (Taxes), 5729-1969
The Law for the Encouragement of Industry (Taxes), 5729-1969, generally referred to as the “Industry Encouragement Law”, provides several tax benefits for “Industrial Companies.” We believe that we currently qualify as an Industrial Company within the meaning of the Industry Encouragement Law.
The Industry Encouragement Law defines an “Industrial Company” as an Israeli resident company that derives 90% or more of its income in any tax year, other than income from certain government loans, from an “Industrial Enterprise” owned by it and located in Israel or in the “Area,” in accordance with the definition under Section 3A of the ITO. An “Industrial Enterprise” is defined as an enterprise whose principal activity in a given tax year is industrial production.
The following are the principal tax benefits available to Industrial Companies:
•amortization of the cost of purchased patents, rights to use a patent, and know-how, which were purchased in good faith and are used for the development or advancement of the Industrial Enterprise, over an eight-year period, commencing on the year in which such rights were first exercised;
•under limited conditions, an election to file consolidated tax returns with controlled Israeli Industrial Companies; and

•expenses related to a public offering are deductible in equal amounts over three years commencing with the year of the offering.
Eligibility for benefits under the Industry Encouragement Law is not contingent upon approval of any governmental authority.
Tax benefits and grants for research and development
Israeli tax law allows, under certain conditions, a tax deduction for expenditures related to scientific research and development projects, including capital expenditures, in the year in which they are incurred. Expenditures are deemed related to scientific research and development projects if:
•the expenditures are approved by the relevant Israeli government ministry, which depends on the field of research;
•the research and development must be for the promotion of the company; and
•the research and development is carried out by or on behalf of the company seeking such tax deduction.
The amount of such deductible expenses is reduced by the sum of any funds received through government grants to finance such scientific research and development projects. No deduction under these research and development deduction rules is allowed if the deduction is related to an expense invested in an asset depreciable under the general depreciation rules of the ITO. Expenditures that do not qualify under the conditions above are deductible in equal amounts over three years.
From time to time, we may apply to the IIA for approval to allow a tax deduction for all or most of the research and development expenses during the year incurred. There can be no assurance that such application will be accepted. If we are not able to deduct research and development expenses during the year of the payment, we may be able to deduct research and development expenses in equal amounts over a period of three years commencing with the year of the payment of such expenses.
Law for the Encouragement of Capital Investments, 5719-1959
The Law for the Encouragement of Capital Investments, 5719-1959, generally referred to as the “Investment Law”, provides certain incentives and tax benefits to eligible companies. Generally, an investment program that is implemented in accordance with the provisions of the Investment Law, which may be classified as an Approved Enterprise, a Beneficiary Enterprise, a Preferred Enterprise, a Special Preferred Enterprise, a Preferred Technological Enterprise, or a Special Preferred Technological Enterprise, is entitled to benefits as discussed below. These benefits may include cash grants from the Israeli government and tax benefits, based upon, among other things, the geographic location in Israel of the facility of the company. In order to qualify for these incentives, Pagaya is required to comply with the requirements of the Investment Law.
The Investment Law was significantly amended effective as of April 1, 2005, as of January 1, 2011 and as of January 1, 2017 (the “2017 Amendment”). The 2017 Amendment introduced new benefits for Technological Enterprises, alongside the existing tax benefits.
New tax benefits under the 2017 Amendment that became effective on January 1, 2017
The 2017 Amendment provides new tax benefits for two types of “Technological Enterprises,” as described below, which are in addition to the previously existing tax benefit programs under the Investment Law.
The 2017 Amendment provides that a Preferred Company satisfying certain conditions will qualify as a “Preferred Technological Enterprise” and will thereby enjoy a reduced corporate tax rate of 12% on income that qualifies as “Preferred Technological Income,” as defined in the Investment Law. The tax rate is further reduced to 7.5% for a Preferred Technological Enterprise located in Development Zone A. In addition, a Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 12% on capital gains derived from the sale of certain “Benefitted Intangible Assets” (as defined in the Investment Law) to a related foreign company if the

Benefitted Intangible Assets were acquired from a foreign company on or after January 1, 2017 for at least NIS 200 million, and the sale receives prior approval from the IIA. It should be noted that the proportion of income that may be considered Preferred Technological Income and enjoy the tax benefits described above is calculated according to a nexus formula, which is based on the proportion of qualifying expenditures on intellectual property compared to overall expenditures.
The 2017 Amendment further provides that a Preferred Company with group consolidated revenues of at least NIS 10 billion will qualify as a “Special Preferred Technological Enterprise,” and will enjoy a reduced corporate tax rate of 6% on “Preferred Technological Income” regardless of the company’s geographic location within Israel. In addition, a Special Preferred Technological Enterprise will enjoy a reduced corporate tax rate of 6% on capital gains derived from the sale of certain “Benefitted Intangible Assets” to a related foreign company if the Benefitted Intangible Assets were either developed by the Special Preferred Enterprise or acquired from a foreign company on or after January 1, 2017, and the sale received prior approval from the IIA. A Special Preferred Technological Enterprise that acquires Benefitted Intangible Assets from a foreign company for more than NIS 500 million will be eligible for these benefits for at least 10 years, subject to the receipt of certain approvals as specified in the Investment Law.
Dividends paid out of Preferred Technological Income, which are distributed by a Preferred Technological Enterprise or a Special Preferred Technological Enterprise, are generally subject to tax at the rate of 20% or such lower rate as may be provided in an applicable tax treaty (subject to the receipt in advance of a valid certificate from the Israel Tax Authority (the “ITA”) allowing for a reduced tax rate). However, if such dividends are paid to an Israeli company, no tax is required to be withheld. If such dividends are distributed to a foreign company that holds solely or together with other foreign companies 90% or more of the Israeli company and other conditions are met, the tax rate will be 4%. Dividends paid out to individuals may be subject to an additional surtax of 3%, as described below. In November 2021, an approval from the ITA was received stating Pagaya is entitled to the tax benefits under the 2017 Amendment, as a Preferred Technological Enterprise, subject to certain approvals and subject to certain limitations on the income eligible for such tax benefits.
Taxation of our shareholders
Capital gains tax on sales of our Class A Ordinary Shares
Israeli law generally imposes a capital gains tax on the sale of any capital assets by Israeli residents, as defined for Israeli tax purposes. Israeli law also generally imposes a capital gains tax on the sale of capital assets located in Israel, including shares in Israeli companies, by both Israeli residents and non-Israeli residents, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The ITO distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain equivalent to the increase of the relevant asset’s purchase price attributable to an increase in the Israeli consumer price index, or, under certain circumstances, a foreign currency exchange rate, between the date of purchase and the date of sale. Inflationary surplus is currently not subject to tax in Israel. The real gain is the excess of the total capital gain over the inflationary surplus.
Capital gains taxes applicable to Israeli resident shareholders
An Israeli resident corporation that derives capital gains from the sale of shares in an Israeli resident company will generally be subject to tax on the real capital gains generated on such sale at the corporate tax rate of 23% (in 2023). An Israeli resident individual will generally be subject to capital gains tax at the rate of 25%. However, if the individual shareholder claims deduction of interest expense and linkage differences in connection with the purchase and holding of such shares or is a “substantial shareholder” at the time of the sale or at any time during the preceding 12-month period, such gain will be taxed at the rate of 30%. A “substantial shareholder” is generally a person who alone, or together with such person’s related party or another person who collaborates with such person on a permanent basis, holds, directly or indirectly, at least 10% of any of the “means of control” of the corporation. “Means of control” generally include the right to vote, receive profits, nominate a director or an executive officer, receive assets upon liquidation, or order someone who holds any of the aforesaid rights on how to exercise these rights, regardless of the source of such right. Individual holders dealing in securities in Israel for whom the income from the sale of securities is considered “business income” as defined in Section 2(1) of the ITO are taxed at the marginal tax rates applicable to business income (up to 47% in 2022) plus an additional surtax of 3% as described below. Certain Israeli institutions that are exempt from tax under Section 9(2) or Section 129C(a)(1) of the ITO (such as exempt trust funds and pension funds) may be exempt from capital gains tax from the sale of the shares.
Capital gains taxes applicable to non-Israeli resident shareholders
A non-Israeli resident who derives capital gains from the sale of shares in an Israeli resident company that were purchased after the company was listed for trading on a stock exchange outside of Israel will be exempt from Israeli tax if, among other conditions, the shares were not held through a permanent establishment that the non-resident maintains in Israel. However, non-Israeli corporations will not be entitled to the foregoing exemption if Israeli residents: (i) alone, or together with such Israeli residents’ related party or another person who collaborates with such Israeli resident on a permanent basis, hold, directly or indirectly, more than 25% of the means of control in such non-Israeli corporation or (ii) are the beneficiaries of, or are entitled to, 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly. In addition, such exemption is not applicable to a person whose gains from selling or otherwise disposing of the shares are deemed to be business income.
Additionally, a sale of securities by a non-Israeli resident may be exempt from Israeli capital gains tax under the provisions of an applicable tax treaty. For example, under the Convention Between the Government of the United States of America and the Government of the State of Israel with respect to Taxes on Income, as amended (the “U.S.-Israel Tax Treaty”), the sale, exchange or other disposition of shares by a shareholder who is a United States resident (for purposes of the treaty) holding the shares as a capital asset and who is entitled to claim the benefits afforded to such a resident by the U.S.-Israel Tax Treaty (a “U.S. Resident”) is generally exempt from Israeli capital gains tax unless: (i) the capital gain arising from such sale, exchange or disposition is attributed to real estate located in Israel; (ii) the capital gain arising from such sale, exchange or disposition is attributed to royalties; (iii) the capital gain arising from such sale, exchange or disposition is attributed to a permanent establishment in Israel, under certain terms; (iv) such U.S. Resident holds, directly or indirectly, shares representing 10% or more of the company’s voting power during any part of the 12-month period preceding the disposition, subject to certain conditions; or (v) such U.S. Resident is an individual and was present in Israel for 183 days or more during the relevant taxable year. In any such case, the sale, exchange or disposition of our Class A Ordinary Shares by the U.S. Resident would be subject to Israeli tax, unless exempt under Israeli domestic law as described above. However, under the U.S.-Israel Tax Treaty, such U.S. Resident should be permitted to claim a credit for such taxes against U.S. federal income tax imposed on any gain from such sale, exchange or disposition, under the circumstances and subject to the limitations specified in the U.S.-Israel Tax Treaty or in the United States federal income tax laws applicable to foreign credits.
In some instances where our shareholders may be liable for Israeli tax on the sale of their Class A Ordinary Shares, the payment of the consideration may be subject to the withholding of Israeli tax at source.
Shareholders may be required to demonstrate that they are exempt from tax on their capital gains in order to avoid withholding at source at the time of sale. Specifically, in transactions involving a sale of all of the shares of an Israeli resident company, in the form of a merger or otherwise, the ITA may require shareholders who are not liable for Israeli tax to sign declarations in forms specified by the ITA or to obtain a specific exemption from the ITA to confirm their status as non-Israeli residents, and, in the absence of such declarations or exemptions, may require the purchaser of the shares to withhold taxes at source.
A detailed return, including a computation of the tax due, must be filed and an advance payment must be paid by January 31 and July 31 of each tax year for sales of securities traded on a stock exchange made during the last six months of the preceding year or during the first six months of the current year, respectively. However, if all tax due was withheld at source according to applicable provisions of the ITO and the regulations promulgated thereunder, the return does not need to be filed provided that (i) such income was not generated from business conducted in Israel by the taxpayer, (ii) the taxpayer has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and an advance payment does not need to be made, and (iii) the taxpayer is not obligated to pay surtax (as further explained below). Capital gains are also reportable on an annual income tax return.

Taxation of Israeli shareholders on receipt of dividends
An Israeli resident individual is generally subject to Israeli income tax on the receipt of dividends that may be paid on our Class A Ordinary Shares at the rate of 25%. With respect to a person who is a “substantial shareholder” at the time of receiving the dividend or at any time during the preceding 12-month period, the applicable tax rate is 30%. Individuals may also be required to pay surtax with respect to dividends received, as further explained below. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not) and 20% if the dividend is distributed from income attributed to a Preferred Enterprise or Technological Enterprise. If the recipient of the dividend is an Israeli resident corporation, such dividend income will be exempt from tax provided the income from which such dividend is distributed was derived or accrued within Israel and was received directly or indirectly from another corporation that is subject to Israeli corporate tax. An exempt trust fund, pension fund or other entity that is exempt from tax under Section 9(2) or Section 129(C)(a)(1) of the ITO is exempt from tax on dividends.
Taxation of non-Israeli shareholders on receipt of dividends
Non-Israeli residents (either individuals or corporations) are generally subject to Israeli income tax on the receipt of dividends that may be paid on our Class A Ordinary Shares at the rate of 25%, or 30% if the recipient of the dividends is a “substantial shareholder” at the time of distribution or at any time during the preceding 12-month period, which tax will be withheld at source, unless relief is provided in a treaty between Israel and the shareholder’s country of residence. Such dividends are generally subject to Israeli withholding tax at a rate of 25% if the shares are registered with a nominee company (whether the recipient is a substantial shareholder or not). The withholding rates may be reduced if the dividend is distributed from income attributed to a Preferred Enterprise or Technological Enterprise or if a reduced rate is provided under an applicable tax treaty, in each case subject to the receipt in advance of a valid certificate from the ITA allowing for a reduced withholding rate. For example, under the U.S.-Israel Tax Treaty, the maximum rate of tax withheld at source in Israel on dividends paid to a holder of our Class A Ordinary Shares who is a U.S. Resident is 25%. However, the maximum withholding tax rate on dividends (not generated by a Preferred Technological Enterprise) that are paid to a United States corporation holding shares representing 10% or more of our outstanding voting power throughout the tax year in which the dividend is distributed as well as during the previous tax year is generally 12.5%, provided that not more than 25% of the gross income for such preceding year consists of certain types of dividends and interest. Notwithstanding the foregoing, dividends distributed from income attributed to a Preferred Technological Enterprise are not entitled to such reduction under the U.S.-Israel Tax Treaty but are subject to a withholding tax rate of 15% for a shareholder that is a U.S. corporation, provided that the conditions related to the outstanding voting rights and the gross income for the previous year (as set forth in the previous sentences) are met. If the dividend is attributable partly to income derived from a Preferred Technological Enterprise, and partly to other sources of income, the withholding rate will be a blended rate reflecting the relative portions of the two types of income. We cannot assure you that we will designate the profits that we may distribute in a way that will reduce shareholders’ tax liability.
A foreign resident who had income from a dividend that was accrued from Israeli source, from which the full tax was deducted, will generally be exempt from filing a tax return in Israel, provided that (i) such income was not generated from business conducted in Israel by the foreign resident, (ii) the foreign resident has no other taxable sources of income in Israel with respect to which a tax return is required to be filed and (iii) the foreign resident is not liable to surtax (see below) in accordance with Section 121B of the ITO.
Surtax
Subject to the provisions of any applicable tax treaty, individuals who are subject to tax in Israel (whether or not any such individual is an Israeli resident) are also subject to a surtax at the rate of 3% on annual income (including, but not limited to, dividends, interest and capital gains) exceeding NIS 698,280 for 2023, which amount is linked to the annual change in the Israeli consumer price index.
Estate and Gift Tax
Israeli law presently does not impose estate or gift taxes.

LEGAL MATTERS
The legality of the Class A Ordinary Shares offered by this prospectus and certain other Israeli legal matters will be passed upon for Pagaya by Goldfarb Seligman & Co., Tel-Aviv, Israel. Certain legal matters will be passed upon for Pagaya by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.
EXPERTS
The consolidated financial statements of Pagaya Technologies Ltd. and its subsidiaries at December 31, 2022 and 2021, and for each of the three years in the period ended December 31, 2022, appearing in this Prospectus and Registration Statement have been audited by Kost Forer Gabbay & Kasierer, a member firm of Ernst & Young Global, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.
ENFORCEABILITY OF CIVIL LIABILITY
Pagaya is incorporated under the laws of the State of Israel. Service of process upon Pagaya and upon certain of its directors and officers and the Israeli experts named in this prospectus who reside outside the United States may be difficult to obtain within the United States. Furthermore, because a substantial amount of our assets are located outside the United States, any judgment obtained in the U.S. against us or any of our directors and officers may not be collectible within the United States.
Pagaya has irrevocably appointed Pagaya US Holding Company LLC as its agent to receive service of process in any action against Pagaya in any U.S. federal or state court arising out of this offering or any purchase or sale of securities in connection with this offering. The address of Pagaya’s agent is 90 Park Ave, New York, NY 10016.
It may be difficult to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum to hear such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact by expert witnesses which can be a time-consuming and costly process. Certain matters of procedure may also be governed by Israeli law.
Subject to certain time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that:
•the judgment was rendered by a court which was, according to the laws of the state of the court, competent to render the judgment;
•the obligation imposed by the judgment is enforceable according to the rules relating to the enforceability of judgments in Israel and the substance of the judgment is not contrary to public policy; and
•the judgment is executory in the state in which it was given.
Even if these conditions are met, an Israeli court may not declare a foreign civil judgment enforceable if:
•the judgment was given in a state whose laws do not provide for the enforcement of judgments of Israeli courts (subject to exceptional cases);
•the enforcement of the judgment is likely to prejudice the sovereignty or security of the State of Israel;
•the judgment was obtained by fraud;
•the opportunity given to the defendant to bring its arguments and evidence before the court was not reasonable in the opinion of the Israeli court;

•the judgment was rendered by a court not competent to render it according to the laws of private international law as they apply in Israel;
•the judgment is contradictory to another judgment that was given in the same matter between the same parties and that is still valid; or
•at the time the action was brought in the foreign court, a lawsuit in the same matter and between the same parties was pending before a court or tribunal in Israel.
If a foreign judgment is enforced by an Israeli court, it generally will be payable in Israeli currency, which can then be converted into non-Israeli currency and transferred out of Israel. The usual practice in an action before an Israeli court to recover an amount in a non-Israeli currency is for the Israeli court to issue a judgment for the equivalent amount in Israeli currency at the rate of exchange in force on the date of the judgment, but the judgment debtor may make payment in foreign currency. Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.
WHERE YOU CAN FIND MORE INFORMATION
We are subject to the informational requirements of the Exchange Act applicable to foreign private issuers. Accordingly, we will be required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains an internet website that contains reports and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.
As a foreign private issuer, we are exempt under the Exchange Act from, among other things, the rules prescribing the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act with respect to their purchase and sale of our Class A Ordinary Shares. In addition, we will not be required under the Exchange Act to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. companies whose securities are registered under the Exchange Act.

INCORPORATION BY REFERENCE
The SEC’s rules allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this prospectus and any applicable prospectus, and later information that we file with the SEC will automatically update and supersede this information. This prospectus and any applicable prospectus supplement incorporate by reference the documents set forth below that have previously been filed with the SEC (other than those documents or the portions of those documents that are “furnished” unless otherwise specified below):
•our Annual Report on Form 20-F for the fiscal year ended December 31, 2022 filed with the SEC on April 20, 2023;
•the information under the heading “Reduction in Workforce” in our current report on Form 6-K furnished to the SEC on January 18, 2023;
•our current report on Form 6-K furnished to the SEC on April 20, 2023;
•our current report on Form 6-K furnished to the SEC on May 3, 2023;
•the information included in Exhibit 99.2 and Exhibit 99.3 to our current report on Form 6-K furnished to the SEC on May 16, 2023;
•our current report on Form 6-K furnished to the SEC on May 26, 2023; and
•the description of the Class A Ordinary Shares contained in the registration statement on Form 8-A (File No. 001-41430), filed with the SEC on June 22, 2022, including any amendments or reports filed for the purpose of updating such description.
All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act and, to the extent specifically designated therein, reports of foreign private issuer on Form 6-K furnished by the Company to the SEC, in each case, after the date of the initial registration statement of which this prospectus is a part and prior to the effectiveness of the registration statement, as well as prior to the completion or termination of the offering of securities under this prospectus, shall be deemed to be incorporated by reference in this prospectus and to be a part hereof from the date of filing or furnishing of such documents.
Any statement made in a document incorporated by reference into this prospectus will be deemed to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus modifies or supersedes that statement. Any statement so modified or superseded will not be deemed, except as so modified or superseded, to constitute a part of this prospectus.
Notwithstanding the foregoing, no information is incorporated by reference in this prospectus or any prospectus supplement hereto where such information under applicable forms and regulations of the SEC is not deemed to be “filed” under Section 18 of the Exchange Act or otherwise subject to the liabilities of that section, unless the report or filing containing such information indicates that the information therein is to be considered “filed” under the Exchange Act or is to be incorporated by reference in this prospectus or any prospectus supplement hereto. You can obtain free of charge a copy of any documents that are incorporated by reference in this prospectus supplement at no cost, by writing or telephoning us at:
Pagaya Technologies Ltd.
Azrieli Sarona Bldg, 54th Floor
121 Derech Menachem Begin
Tel-Aviv 6701203, Israel
+972 (3) 715 0920
Documents may also be available on our website at https://www.pagaya.com/. Information contained on our website does not constitute part of this prospectus.

UP TO 46,100,020 CLASS A ORDINARY SHARES
UP TO 676,627,977 CLASS A ORDINARY SHARES OFFERED BY THE SELLING SECURITYHOLDERS
PROSPECTUS

August 3, 2023